SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH November 10, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(A translation of the original version in Portuguese, as published in Brazil, containing interim financial information prepared in accordance with accounting practices derived from the
Brazilian Corporation Law and the regulations issued by the
Brazilian Securities and Exchange Commission (CVM))

TAM S.A.
Quarterly Information (ITR) at
September 30, 2008
and Report of Independent Auditors
on Limited Reviews
(unaudited)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01639-0	2 - COMPANY NAME TAM S.A.	3 - Federal Corporate Taxpayers' Registration Number (CNPJ) 01.832.635/0001-18
4 - State Registration Number – NIRE 35.300.150.007

01.02 - HEAD OFFICE

1 - ADDRESS Avenida Jurandir, 856 – Lote 4			2 - SUBURB OR DISTRICT Jardim Ceci
3 - POSTAL CODE 04072-000	4 – MUNICIPALITY São Paulo			5 - STATE SP
6 - AREA CODE 0011	7 - TELEPHONE 5582-8817	8 – TELEPHONE 5582-8365	9 - TELEPHONE 5582-9463	10 - TELEX
11 - AREA CODE 0011	12 - FAX 5582-8149	13 – FAX 5071-8804	14 - FAX 5581-8825
15 - E-MAIL invest@tam.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME Líbano Miranda Barroso
2 - ADDRESS Avenida Jurandir, 856 - Lote 4			3 - SUBURB OR DISTRICT Jardim Ceci
4 - POSTAL CODE 04072-000	5 – MUNICIPALITY São Paulo			6 - STATE SP
7 - AREA CODE 0011	8 - TELEPHONE 5582-8817	9 – TELEPHONE 5582-8365	10 - TELEPHONE 5582-9463	11 - TELEX
12 - AREA CODE 0011	13 - FAX 5582-8149	14 – FAX 5071-8804	15 - FAX 5581-8825
16 - E-MAIL libano.barroso@tam.com.br

01.04 -GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
01/01/2008	12/31/2008	3	07/01/2008	09/30/2008	2	04/01/2008	06/30/2008
9 - INDEPENDENT ACCOUNTANT PricewaterhouseCoopers Auditores Independentes						10 - CVM CODE 00287-9
11 - PARTNER RESPONSIBLE Carlos Alberto de Sousa					12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 724.687.697-91

01.05 - CAPITAL COMPOSITION

Number of shares (thousand)	Current Quarter 09/30/2008	Prior quarter 06/30/2008	Same quarter in prior year 09/30/2007
Seção 1.01 Paid-up capital
1 - Common	50,195	59,792	59,792
2 - Preferred	100,390	90,793	90,771
3 - Total	150,585	150,585	150,563
Seção 1.02 Treasury stock
4 - Common	0	0	0
5 - Preferred	273	138	0
6 - Total	273	138	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and other
2 – SITUATION Operational
3 - NATURE OF OWNERSHIP National private
4 -ACTIVITY CODE 1140- Transport and logistics services
5 - MAIN ACTIVITY Transportation of passengers and cargo
6 - TYPE OF CONSOLIDATION Total
7 - TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT Without exception

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL INFORMATION

1 - ITEM	2 - CNPJ	3 – NAME

01.08 - DISTRIBUTIONS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE APPROVED	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF ALTERATION	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 -NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (Thousand)	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE	2 - SIGNATURE

02.01 - Balance Sheet - Assets (R$ thousand)

1 - Code	2 - Description	3 – 09/30/08	4 – 06/30/08
1	Total assets	1,937,906	2,068,684
1.01	Current assets	473,907	507,617
1.01.01	Cash and bank balances	402,847	426,492
1.01.01.01	Cash and bank balances	286	715
1.01.01.02	Financial investments	402,561	425,777
1.01.04	Other	71,060	81,125
1.01.04.01	Tax Credits	14,615	14,323
1.01.04.02	Dividends Receivable	55,361	55,361
1.01.04.03	Deferred Income Taxes and Social Contribution	0	10,298
1.01.04.04	Prepaid expenses	485	334
1.01.04.05	Aircraft insurance and other	599	809
1.02	Long-term receivables	1,463,999	1,561,067
1.02.01	Long term assets	13,753	1,020
1.02.01.01	Others	12,827	14
1.02.01.01.01	Judicial Deposits	23	14
1.02.01.01.02	Deferred Income Taxes and Social Contribution	12,804	0
1.02.01.03	Others	926	1,006
1.02.01.03.01	Customer accounts receivable	926	1,006
1.02.02	Permanent assets	1,450,246	1,560,047
1.02.02.01	Investiments	1,450,246	1,560,047
1.02.02.01.03	Subsidiaries	1,450,246	1,560,047
1.02.02.04	Deferred	0	0

02.02 - Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

1 - Code	2 - Description	3 – 09/30/08	4 – 06/30/08
2	Total liabilities and stockholders' equity	1,937,906	2,068,684
2.01	Current liabilities	17,022	29,640
2.01.02	Debentures	10,825	22,907
2.01.03	Suppliers	0	509
2.01.04	Taxes, charges and contributions	5,594	5,621
2.01.04.01	Salaries and payroll charges	0	0
2.01.04.02	Taxes and tariffs	5.594	5.621
2.01.05	Dividends payable	599	599
2.01.06	Provisions	0	0
2.01.06.01	Deferred Income Taxes and Social Contribution	0	0
2.01.08	Other	4	4
2.01.08.01	Other accounts payable	4	4
2.02	Long-term liabilities	500,536	500,536
2.02.01	Loans and financing	500,536	500,536
2.02.01.02	Debentures	500,000	500,000
2.02.01.04	Payables to related parties	536	536
2.02.01.06	Other	0	0
2.02.01.06.01	Other accounts payable	0	0
2.04	Stockholders’ equity	1,420,348	1,538,508
2.04.01	Capital	675,497	675,497
2.04.02	Capital reserves	102,855	102,855
2.04.03	Revaluation reserves	133,068	133,717
2.04.03.02	Subsidiary/associated companies	133,068	133,717
2.04.04	Revenue reserves	566,810	572,274
2.04.04.01	Legal	40,231	40,231
2.04.04.05	Retention of profits	535,041	536,525
2.04.04.07	Other	(8,462)	(4,482)
2.04.04.07.01	Treasury stocks	(8,462)	(4,482)
2.04.05	Retaind Earnings	(57,882)	54,165

03.01 - Statement of Operations (R$ thousand)

1 – Code	2 – Description	3 – 07//01/08 to 09/30/08	4 -01/01/08 to 09/30/08	5 - 07/01/07 to 09/30/07	6 - 01/01/07 to 09/30/07
3.01	Gross sales and/or services revenue	0	0	0	0
3.01.01	Other operating income	0	0	0	0
3.02	Deductions	0	0	0	0
3.03	Net sales and/or services revenue	0	0	0	0
3.04	Cost of sales and/or services	0	0	0	0
3.05	Gross profit	0	0	0	0
3.06	Operating expenses/income	(115,202)	(66,675)	49,184	78,725
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(554)	(2,779)	(706)	(2,216)
3.06.02.01	Director´s Fees	(306)	(864)	(324)	(900)
3.06.02.02	Other expenses general and administrative	(248)	(1,915)	(382)	(1,316)
3.06.03	Financial	(4,847)	(11,963)	(2,074)	(184)
3.06.03.01	Financial income	12,287	36,338	12,860	48,030
3.06.03.02	Financial expenses	(17,134)	(48,301)	(14,934)	(48,214)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	(179)	(539)
3.06.06	Equity in the earnings of subsidiaries	(109,801)	(51,933)	52,143	81,664
3.07	Operating income	(115,202)	(66,675)	49,184	78,725
3.08	Non-operating results	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxes and profit sharing	(115,202)	(66,675)	49,184	78,725
3.10	Provision for income tax and social contribution	0	0	0	0
3.11	Deferred income tax	2,506	6,727	(662)	339

1 – Code	2 – Description	3 – 07/01/08 to 09/30/08	4 -01/01/08 to 09/30/08	5 - 07/01/07 to 09/30/07	6 - 01/01/07 to 09/30/07
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income/loss for the period	(112,696)	(59,948)	48,522	79,064
	Number of shares (thousand), excluding treasury stock	150,312	150,312	150,563	150,563
	Net income per share			0.32227	0.52512
	Loss income per share	(0.74975)	(0.39882)

04.01 – Explanatory notes

All amounts in Reais expressed in thousand, unless otherwise stated.

1 Operations

TAM S.A. ("TAM'' or "Company'') was incorporated on May 12, 1997, to invest in companies which carry out air transportation activities. The Company holds ownership interest in TAM Linhas Aéreas S.A. ("TLA''), a company that operates in the transportation of passengers and cargo in Brazil and on international routes, and in Transportes Aéreos del Mercosur S.A. ("Mercosur''), an airline headquartered in Asunción, Paraguay, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia.

In April 2007, two wholly-owned finance subsidiaries of TLA were constituted, namely TAM Capital Inc. (“TAM Capital”) and TAM Financial Services 1 Limited (“TAM Financial 1”), and in October, 2007 TAM Financial Services 2 Limited (“TAM Financial 2”) was constituted. These subsidiaries are headquartered in the Cayman Islands, and their main activities involve aircraft acquisition and financing. Debt issued by these wholly-owned companies is wholly and unconditionally guaranteed by TAM.

The Company also controls TP Participações Ltda. (“TP Participações”), whose corporate purpose is holding ownership interests in other companies. This Company did not record transactions during the period.

TLA quarterly consolidates the financial statements of Fidelidade Viagens e Turismo Ltda. (“Fidelidade”), whose exclusive corporate purpose is to carry out the activities of a travel and tourism agency, under the name TAM Viagens.

2 Presentation of the interim financial information

The quarterly information was approved by management on November 7, 2008.

The individual and consolidated present interim financial information were prepared in accordance to the accounting practices adopted in Brazil, pursuant to the Corporate Law and to the rules set forth by the Brazilian Securities Commission (“CVM”).

In the preparation of the present interim financial information, it is necessary to make estimates to account for certain assets, liabilities and other transactions. The Company's present interim financial information includes, therefore, estimates related to the selection of the useful lives of property, plant and equipment, allowances necessary for contingent liabilities, establishment of allowances for income tax and other similar items. The actual results may differ from these estimates. The Company and its subsidiaries review the estimates and assumptions at least once a year.

The Company also utilizes the chart of accounts issued by the Civil Aviation National Agency (Agência Nacional de Aviação Civil, or "ANAC'').

The quarterly information was prepared in compliance with CVM Resolution 488/05 and the pronouncement of the Brazilian Institute of Independent Auditors (“IBRACON”) NPC 27 – Financial Statements – Presentation and Disclosure, which has been approved by CVM.

The main accounting practices adopted in the preparation of the individual and consolidated interim financial information are as follows:

(a) Determination of results of operation

Results of operations are determined under the accrual basis of accounting. Revenue is recognized as follows:

i. air transportation revenues (passengers and cargo) are recognized when transportation services are rendered;

ii. tickets sold but not yet used relating to advance ticket sales are recorded as current liabilities;

iii. revenue for unused tickets is recognized on the ticket expiration date,which is one year after the issuance date of the ticket; and

iv. other operating revenues represented by fees arising from alterations to flight reservations, sub-lease of aircraft and other services are recognized when the service is provided. Other operating revenues also includes revenue from partnerships with the Fidelity program for frequent flyers ("TAM Loyalty Program'') which is recognized when the points are issued to participants.

Interest income is recognized on a pro rata basis, taking into account the principal outstanding and rates in effect up to maturity or the date of the financial statements.

(b) Foreign currency

Foreign currency items included in the financial statements are first measured by using the currency that best reflects the relevance and business substance of underlying events and circumstances (“measurement currency”). In the Company’s financial statements, foreign currency items are stated in Reais (R$), which is the Company measurement currency.

Foreign currency transactions are translated from measurement currencies at the exchange rates ruling on the transaction dates. Assets and liabilities balances are translated at the exchange rate on the balance sheet dates. Exchange gains and losses on the settlement of such transactions and the translation of monetary assets and liabilities denominated in foreign currencies are taken to income.

(c) Current and long-term receivables

Cash and bank balances are stated at cost. Financial investments comprise short-term, highly liquid investments, and are stated at cost plus accrued earnings up to the balance sheet date.

Customer accounts receivable are stated at the original sale amount, less provision for doubtful accounts. Management records such provisions at amounts considered sufficient to meet probable any losses on the realization of credits.

Inventories, consisting mainly of parts and materials to be used in maintenance and repair services, are stated at the average acquisition cost, which is lower than the replacement cost and net of provisions for the depreciation of obsolete items.

Other current and non-current assets are stated at their net realizable values.

(d) Permanent assets

• Investments

Investments in subsidiaries are stated using the equity accounting method, less negative goodwill, when applicable.

Negative goodwill resulting from the acquisition of Mercosur is attributed to several economic reasons (art. 21, item C of the CVM Instruction 1/78) and will therefore only be amortized upon the eventual divestiture or extinction of the investment, in accordance with art. 14, paragraph 4, of CVM Instruction 247/96. Also as required by this Instruction, in the consolidated financial information, this amount is classified as “deferred income”.

• Property, plant and equipment

Property, plant and equipment is stated at acquisition, formation or construction cost, plus revaluation carried out by subsidiaries for certain account groups, based on independent appraisers’ reports. From 2008, with the entry of the Law 11,638, new revaluations will not be permited.

Increases in book value arising from the revaluation of subsidiaries assets are credited to the revaluation reserve, in stockholders’ equity. Every year, the amount of depreciation based on the revalued book value (depreciation is taken to income) in excess of depreciation based on the original cost is transferred from the revaluation reserve to retained earnings.

Depreciation is calculated on the straight-line basis to reduce the cost or revalued amount of individual assets to their residual values, at the rates mentioned in Note 11. Land is not depreciated.

When the book value of an asset is higher than is estimated recoverable value, it is decreased to recoverable value.

Gains and losses on disposals are determined by comparing the sale amounts and the book values and are recorded in non-operating results. When revalued assets are sold, the amounts included in the revaluation reserve are transferred to retained earnings.

Maintenance expenditures for engines are accounted for under the built-in overhaul method. Under this method, the direct costs related to parts to be replaced during maintenance are recorded as separate components within property, plant and equipment and are capitalized and depreciated over their useful life which is defined as the period through to the next scheduled maintenance. Maintenance expenditures incurred in relation to other assets which are not included within property, plant and equipment, such as those contracted under operating leases, are expensed as the maintenance is incurred. This accounting treatment is based on Technical Interpretation 01/2006 issued by Ibracon .

• Intangible assets

Expenses related to development or maintenance of software are recognized as expenses as they are incurred. Expenses directly related to identifiable and unique software, controlled by the Company and which will probably generate economic benefits greater than their costs for over one year, are recognized as intangible assets. Direct expenses refer to costs with software development companies, and the appropriate portion of the correlated general expenses.

Expenses with improvement or expansion of software performance beyond original specifications are added to the software original cost. Expenses with development of software recognized as assets are amortized using the straight-line method over their useful lives, in terms no longer than 3 years.

• Impairment of permanent assets

Property, plant and equipment and other non-current assets, including goodwill and intangible assets, are reviewed for impairment whenever events or changing circumstances suggest that their book value may not be recoverable. Impairment losses are recognized as the excess of the asset book value over its recoverable value, or selling price. For impairment determination purposes, assets are grouped at the lowest level for which cash flows can be separately identified.

(e) Provisions

Recognized when the Company has a legal or constituted obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability at the moment.

(f) Advances ticket sales

Represent the liabilities connected with tickets sold and not yet used. Such amounts are recognized as income when the service is actually rendered or when the tickets expire.

(g) Benefits to employees

TLA sponsored three private pension plans, offering defined benefits and defined contributions. On November 21, 2006, the Supplementary Pension Secretary (“SPC”) approved the migration of the participants in these plans to a new plan of the free benefits type (“PGBL”). The Company makes contributions to this plan on a contractual or voluntary basis and is not required to make additional payments. The actuarial assets relating to employees who remained in the defined benefit plan were transferred to a third party financial institution, as described in Note 25 (a).

A liability is recognized as employees’ profit sharing when certain performance targets are accomplished (Note 25 (b)).

(h) Income tax and social contribution

Income tax and social contribution, for the current period and deferred, is calculated based on 15%, plus an additional 10% on taxable income exceeding R$240 for income tax and 9% on taxable income for social contribution on net income, and consider the offsetting of tax losses and social contribution negative basis, limited to 30% of taxable profit.

Deferred taxes resulting from tax loss, social contribution negative basis, and temporary differences were constituted in accordance with CVM Instruction no. 371 of June 27, 2002, and consider the profitability history and the expected future taxable income generation based on a technical feasibility study, revised by TAM every year.

(i) Leases agreements

i    Financial leases: when a lease contract for an asset related to the TLA operations contains a bargain purchase option for TLA, the original cost of the leased asset is recorded as “Property, plant & equipment” against “Leases payable”, recorded in current and long-term liabilities, and is reviewed annually by the administration .

ii   Simple operating leases: refer to leases without a bargain purchase option clause. Liabilities and the respective expenses of this type of lease are recorded when incurred, as “Cost of services rendered”.

(j) Loans

Loans obtained are initially recorded upon receipt of funds, net of transaction costs. Subsequently, they are stated at amortized cost, that is, including charges and interest on a pro rata basis, net of repayments made.

Non-convertible debentures and seniors notes are recorded similarly to loans.

(k) TAM Loyalty Program

The Company sponsors a program (TAM Loyalty Program) to award frequent flyers, whereby points are accumulated when flying TAM or partner airline companies, or when making purchases using the TAM Loyalty Program credit card, or using the services and products of commercial partners.

Revenues resulting from the TAM Loyalty Program partnerships, from credit cards, hotels, car rental and others are recorded when the points are issued to the participants. The other revenues from the Loyalty Program resulting from partnerships are recorded when they are received.

(l) Current and long-term liabilities

Current and long-term liabilities are stated at the known or estimated amounts, including, when applicable, accrued interest indexation charges and exchange rate variations to the date of the financial statements.

(m) Financial derivative instruments

TLA contracts operations involving financial derivative instruments with the objective of mitigating exposure to interest rate risk, exchange rate risk and fuel prices volatility. These risks are managed by the definition of operating strategies and the establishment of internal control systems.

TLA records these financial instruments on a market-to-market basis and unrealized gains and losses are taken directly to income.

(n) Capital

Common and non-redeemable preferred shares are classified in stockholders’ equity.

(o) Capital and revenue reserves

Capital reserves include donations of assets and cash, including premium on the issuance of shares.

The legal reserve corresponds to 5% of net income for the year, up to the limit of 20% of capital stock, as established by Law 6404/76.

The balance of revenue reserve refers to the retention of the remaining balance of retained earnings to meet the requirements of business growth set out in the investment plan, in accordance with the capital budget proposed by the Company management, subject to the approval of the Stockholders’ Meeting, pursuant to article 196 of the Brazilian Corporate Law.

(p) Consolidated interim financial information

The consolidated interim financial information includes the financial information of TAM S.A. and its direct and indirect subsidiaries, as listed below:

		Economic ownership (%)

	Date of consolidated
	financial
	information	2008	2007

TLA	September 30, 2008	100.00	100.00
Fidelidade (*)	September 30, 2008	99.99	99.99
TAM Capital (*)	September 30, 2008	100.00	100.00
TAM Financial 1 (*)	September 30, 2008	100.00	100.00
TAM Financial 2 (*)	September 30, 2008	100.00	100.00
Mercosur	August 31, 2008	94.98	94.98
TP Participações	September 30, 2008	99.99	99.99

The same accounting practices were applied for all consolidated companies, consistently with those applied in the preceeding period.

(*) The financial statements of TLA, which were used as the basis for consolidation, consider the balances of its consolidated subsidiaries Fidelidade, TAM Capital, TAM Financial 1 and TAM Financial 2.

Among the main consolidation procedures are the following:

i.   The Company consolidated its exclusive investment funds in its financial statements, as required by CVM instruction 408/2004 and the income from these funds is recognized in the “Financial income” item as set out in Note 3, and

ii.   The stockholders’ equity of the companies headquartered abroad (Mercosur, TAM Capital, TAM Financial 1 and TAM Financial 2) was translated into Reais at the exchange rate in effect on the date of the Financial Statements’, pursuant to Pronouncement XXV of Ibracon, as approved by CVM Deliberation 28/86. The calculation of the equity in earnings of subsidiaries comprises, in addition to the share of net income, the effects of the exchange rate variation on the subsidiaries’ stockholders’ equity.

(q) Changes in the Brazilian corporation law

Law 11,638, enacted on December 28, 2007, alters and revokes certain provisions of Law 6404/76 (the Brazilian Corporation Law) and introduces new ones. The Law is mainly intended to harmonize accounting practices adopted in Brazil with the international accounting standards issued by the International Accounting Standard Board (“IASB”).

The changes are effective for the period beginning on January 1, 2008. On May 2, 2008, Brazilian Securities Commission (CVM) issued Instruction 469/08 and, on May 7, 2008, the Explanatory Note associated with this instruction, setting forth guidelines for the treatment of certain aspects of accounting information which were amended by Law 11,638. The instruction and related explanatory note address the following aspects:

The application of accounting practices set out in Law 11,638/07 is optional for Quarterly Information (ITR), but mandatory for financial statements for years ending December 31, 2008. However, publicly-held corporations that do not the fully apply of Law 11,638 are required to disclose a note to the ITR with a description of changes which may impact the year-end financial statements. Anyway, all companies are required to apply the determinations of CVM Instruction 498/08, if they have chosen to recognize the effects of Law 11,638/07 only at the end of the fiscal year.

Based on management’s best understanding and on accounting pronouncements published so far, the changes introduced by Law 11,638/07, that require immediate implementation, according to CVM Instruction 469 and related explanatory note which will have a material impacts on the Company quarterly information for the three and nine month periods ended September 30, 2008 and financial statements for the year ending December 31, 2008 as follows:

•   Cash Flow and Added Value statements: the Company already discloses both statements on a quarterly and annual basis. (Notes 29 and 30), respectively.

•   Requirement of recording in property, plant and equipment the rights to tangible assets intended or used to maintain the corporation or its activities, including those arising from arrangements which transfer the benefits, risks and control over these assets (e.g. financial lease). Management understands that this change will have the most significant impact on TAM S.A.’s financial statements for the fiscal year, as all aircraft used by TLA are leased from third parties and, until December 31, 2007, the accounting treatment used was to record as financial commercial leasing those contracts which transfer to TLA or grant it the option of transferring ownership upon termination of the related contracts. Considering that CVM is yet to issue rules and procedures on this matter, it was not possible to accurately estimate the impact on the three and nine month periods ended September 30, 2008. However, TAM S.A. already discloses, on a quarterly and annually basis, a summary of the main differences between accounting practices adopted in Brazil and accounting practices generally accepted in the United States (“US GAAP”). If the standards and rules issued by the CVM do not result in a different effect of U.S. accounting rules the adjustments made for information regarding the leases on September 30, 2008 and 2007 would be as follows:

Lines affected:	2008	2007

Increase in property, plant and equipment	4,137,859	3,171,557
Increase in current assets (financial leasing)	369,937	305,412
Increase in long-term liabilities (financial leasing)	2,882,503	1,850,605
Increases in stockholders’ equity	885,419	1,015,540
Gain/(Loss) effect on the nine month period	(217,325)	394,272

The net effect on the result of the nine months period ended 2008 would be significantly impacted by the appreciation of the dollar in about R$ 274,465 (loss) (09.30.2007 – R$ 335,889 (gain)).

• The lines prepayment of aircraft, prepayment of maintenance and deposits in guarantee are linked to investments in acquisition and commercial leasing of aircraft and parts, and as such will be likewise reviewed during the year, considering the standards to be issued by CVM and the specific contractual terms.

•   Introduction of the concept of adjustment to present value of long-term, and material short-term, assets and liabilities transactions. It should be pointed out that CVM, in a note disclosed (“Instruction 469/08”), understands that the application of this concept by publicly-held companies regulated by it depends on the issue of a specific standard or explicit reference in some other standard, to outline its scope and set out the assumptions required for its use, which should follow international standards. Based on market information available at this time, for the purposes of ITRs at September 30, 2008 and 2007, the Company calculated the adjustment to present value of long-term, as well as material short-term assets and liabilities transactions. The net impact of adjustment to present value of assets and liabilities as of September 30, 2008 would be and income of R$ 270 (September 30, 2007 – expense R$ 594) that was not relevant so the Company did not record this adjustment.

•  Existing revaluating of fixed assets will be maintained and no new revaluations will be performed.

•  With respect to share-based compensation, the Company already presents a note on this matter in its quarterly information and financial statements. (Note 21 (g)).

It is management’s belief that other matters addressed in CVM Instruction 469 and related explanatory note have no significant impact on the financial statements of the Company.

The law 11,638 also introduced other changes, in addition to other CVM instruction 469 , as below:

•  Possibility of maintaining separate bookkeeping of transactions to comply with the tax law, and subsequently make the required adjustments for conformity with the accounting practices.

•  Creation of a new account – intangible assets, including goodwill, for balance sheet presentation purposes. This account will record rights to intangible assets intended or used to maintain the Company activities, including acquired goodwill. This procedure is adopted by the Company.

•  Different concept used to record deferred charges. Deferred charges comprise pre-operating expenses and restructuring expenditures which will effectively contribute to increasing the profitability of the corporation in more than one fiscal year and which are not merely reductions in costs or increases in operating efficiency. This procedure is adopted by the Company.

•  The Company is required to periodically analyze the recoverability of property, plant and equipment, intangible assets and deferred charges to ensure that: (i) the estimated impairment loss should be recorded as a result of a decision to discontinue activities relating to those assets, or if it is proven that operations will not generate sufficient results to recover the carrying value of the assets; and (ii) the criteria used to determine the estimated economic useful lives and to calculate depreciation, depletion and amortization should be reviewed and adjusted, if necessary. This matter is ruled by CVM Resolution 527, of January 1, 2007. This procedure is adopted by the Company.

•  Creation of a new accounts market value adjustment in net equity, to permit (i) recognition of certain valuations of assets at market values, of specific financial instruments; (ii) record directly in net equity, whenever required by an accounting pronouncement; and (iii) adjustments to market value of assets and liabilities, as a result of a merger or amalgamation transaction between unrelated parties and involving the effective transfer of control.

•  Requirement that assets and liabilities of a company to be absorbed, arising from a merger, amalgamation or split-off transactions between unrelated parties and involving the effective transfer of control, be recorded at their market value.

As these changes were recently enacted and the application of some of them still depends on regulations to be issued by the competent bodies, management is currently reviewing all the effects that these amendments could bring about in its financial statements and deferred income.

(r) New accounting standard

•  CVM Resolution 534 of January 29, 2008

On January 29, 2008, CVM issued Resolution 534, approving CPC-02, which applies to fiscal years ending as from December 2008.

The Company shares are traded on the New York Stock Exchange and is registered with the U.S. Securities and Exchange Commission (SEC). As such, it is required to prepare financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). For U.S. GAAP purposes, the parent company has determined that the Real is its functional currency and, accordingly the Real will be its functional currency upon adoption of CPC-02.

With respect to investments in subsidiaries abroad, we understand that Mercosur is an independent entity, however the others cannot be considered as such, as they are extensions of the activities of the parent company in Brazil. Management is carefully analyzing the standard and believe that, in principle, there will be no significant impact on the financial statements at the end of the fiscal year.

•  CVM Resolution 550 issued October 17, 2008

On October 17, 2008 a new Brazilian GAAP Standard was issued (CVM Resolution 550) extending the need of disclosure financial derivative instruments (Notes 27).

3 Financial investments

(a) Composition of balances

		Parent company		Consolidated

	Interest Income
	average weighted	09.30.2008	06.30.2008	09.30.2008	06.30.2008

In local currency
Exclusive investment funds		320,557	344,004	22,568
Investment funds				204,581	24,512
Bank deposit certificates – CDB	104.0% of CDI				226,722
Fixed income bonds
Pre fixed	14.4% a.a.			227,610	431,179
Post fixed	79.5% of CDI	82,004	81,773	190,314	182,314
	100% of Selic			481,858	229,239
	IPCA + 9.1% a.a.			23,529	83,527
Overnight				124,549	70,844
Debentures	102.7% of CDI			31,270	40,482
Other				891	506

		402,561	425,777	1,307,170	1,289,325

Denominated in foreign currency
Fixed income funds				5,853	19,021
Bank deposit certificates – CDB				715,064	619,159

				720,917	638,180

		402,561	425,777	2,028,087	1,927,505

Fixed income securities which comprise the investment fund portfolio are, for the most part, associated with derivative instruments whose return is converted into the benchmark rate (DI – Interbank Deposit rate).

(b) Exclusive investment funds

The Company and TLA participate jointly in the following exclusive investment funds:

	TAM’s Share		TLA’s Share		Stockholders’ Equity

	09.30.2008	06.30.2008	09.30.2008	06.30.2008	09.30.2008	06.30.2008

Spitfire II Fundo de
Investimento em Cotas
de Fundos de
Investimento
Multimercado	320,557	344,004	797,538	759,391	1,118,095	1,103,394
Aviation Multimercado
Fundo de Investimento
em Cotas ou Fundos de
Investimentos			10,292	10,170	10,292	10,170

Total	320,557	344,004	807,830	769,561	1,128,387	1,113,564

Through this investment fund Spitfire II Fundo de Investimento em Cotas de Fundos de Investimento Multimercado, the Company participates indirectly in following funds:

•   Constellation Fundo de Investimento Renda Fixa;
•   14 BIS Fundo de Investimento Multimercado;
•   Fundo de Investimento Multimercado First Class;
•   Stearman Fundo de Investimento Multimercado;
•   Cruiser Fundo de Investimento Multimercado; and
•   Tucano Fundo de Investimento Renda Fixa.

The purpose of Sptfire II is to invest in quotas of various classes of investment funds and/or in multimarket investment funds with the objective of obtaining an interest yield in excess of the Interbank Deposit interest rate – also known as CDI.

The financial investments in investment funds can be redeemed at any time without losses to the recognized revenue.

4 Customer accounts receivable – Consolidated

(a) Composition of balances

	09.30.2008			06.30.2008

	Domestic	International	Total	Total

Credit cards	666,509	40,927	707,436	645,326
Travel agencies	276,946	53,065	330,011	325,722
Account holders	35,505	1,014	36,519	28,163
Cargo agencies	12,564	49,536	62,100	52,293
Checks	32,571		32,571	23,845
Other	60,975	13,262	74,237	74,708

Total	1,085,070	157,804	1,242,874	1,150,057

Allowance for doubtful accounts *	(50,862)	(10,863)	(61,725)	(53,896)

Total	1,034,208	146,941	1,181,149	1,096,161

* The Company considered for the purpose of this allowance, all the amounts overdue for more than 180 days, except for the amounts that have guarantees.

“Other” includes, substantially, accounts receivable operations and sales of Loyalty Program points affiliated partners.

(b) Aging list – Receivables by due date

Breakdown	09.30.2008	06.30.2008

Not yet due	1,150,215	1,046,054
Overdue
Up to 60 days	13,255	32,992
From 61 to 90 days	1,581	2,437
From 91 to 180 days	7,927	8,646
From 181 to 360 days	14,992	6,485
Over 360 days	54,904	53,443

	1,242,874	1,150,057

(c) Changes in the allowance for doubtful accounts

	Three-month periods		Nine-month periods
	ended		ended

	09.30.2008	09.30.2007	09.30.2008	09.30.2007

Balance at the beginning of the period	53,896	42,849	50,240	38,387

Additions (recorded as selling expenses)	8,119	6,001	13,333	10,842
Recoveries	(290)	(88)	(1,848)	(467)

Balance at the end of the period	61,725	48,762	61,725	48,762

5 Inventories - Consolidated

(a) Composition of balances

	09.30.2008	06.30.2008

Spare parts and material for repairs and maintenance	253,933	219,487
Other inventories	11,968	7,767

Total	265,901	227,254
Provision for losses	(50,346)	(49,888)

Total	215,555	177,366

“Other inventories” is mainly composed of uniforms, stationary and catering items.

(b) Changes in the allowance for doubtful accounts

	Three-month periods		Nine-month periods
	ended		ended

	09.30.2008	09.30.2007	09.30.2008	09.30.2007

Balance at the beginning of the period	49,888	11,409	53,180	10,954

Additions	658	7,661	9,225	10,259
Reversals	(200)	(5,015)	(12,059)	(7,158)

Balance at the end of the period	50,346	14,055	50,346	14,055

6 Taxes recoverable

	Parent Company		Consolidated

	09.30.2008	06.30.2008	09.30.2008	06.30.2008

Income tax and social contribution	38	38	51,337	24,024
Contribution to Social Integration Program (“PIS”)
and Contribution to Social Security Financing
(“COFINS”)			2,357	11,971
Value-added Tax (“ICMS”)			30,817	26,685
Withholding income tax (“IRRF”)	14,577	14,285	36,200	18,023
Taxes recoverable overseas			12,954	10,057
Others			2,452	1,688

	14,615	14,323	136,117	92,448

Current	(14,615)	(14,323)	(124,817)	(82,826)
Non-current			11,300	9,622

The non-current balances included within “ other- accounts receivable”.

7 Advances to aircraft manufacturers and maintenance - Consolidated

At September 30,2008, as part of the Company’s long term aircraft acquisition plan, advances were made to aircraft manufacturers in the amount of R$ 1,071,813 (06.30.2008 – R$ 1,084,911), equivalent to US$ 559,898 thousand (06.30.2008 – US$ 681,520 thousand). Of this total, R$ 803,417 (06.30.2008 – R$ 868,988) relates to aircraft with delivery scheduled for the next twelve months.

The amount are classified as advances, since TLA, at the moment of disbursement, have not defined the type of the lease agreement..

At September 30,2008, for repairs to structures, engines or landing gears of the aircraft, contractual prepayments were made in the amount of R$ 307,475 (06.30.2008 - R$ 214,235), equivalent to US$ 160,620 thousand (06.30.2008 – US$134,578 thousand).

As part of the aircraft leasing contracts, certain leases require that advances to the lessor for aircraft maintenance are deposited in a restricted bank account, in the name of the lessor, from which the lessor may make withdrawals if the required aircraft maintenance is not completed. Once TLA performs the required aircraft maintenance under its normal aircraft maintenance program the entire balance of the restricted advances are remitted back to it. As TLA performs maintenance for all of the aircraft under the normal aircraft maintenance program, the Company estimates all advances will be released from the restricted bank account. There are no advances made to maintenance providers.

8 Deposits in guarantee - Consolidated

Deposits and collaterals relating to the lease of aircraft and engines are denominated in U.S. dollars, plus interest that may vary according to the London Interbank Offered Rate ("LIBOR''), and a spread of 1% per annum. The terms for redemption are defined in the lease contracts. At September 30, 2008 the balance of deposits was R$ 120,506 (06.30.2008 – R$ 114,202).

9 Investments

(a) Composition of balances

	Parent Company		Consolidated

	09.30.2008	06.30.2008	09.30.2008	06.30.2008

Ownership interest in subsidiaries	1,461,344	1,571,146
Negative goodwill on acquisition of subsidiaries *	(11,099)	(11,099)
Other investments			70	70

	1,450,245	1,560,047	70	70

* In the consolidated this amount is transferred to deferred income.

(b) Information on subsidiaries

	09.30.2008				06.30.2008	09.30.2007

	TLA	Mercosur	TP	Total	Total	Total

Number of shares/quotes (quantity)
Total	2,064,602	87,653	30,100
Held	2,064,602	83,253	30,099
Ownership interest percentage	100.00	94.98	99.99

Stockholders’ equity	1,409,664	54,381	30

Book value of investment	1,409,664	51,650	30	1,461,344	1,571,146
Result of equity method
Three month period	(113,351)	3,550		(109,801)	53,563	52,143
Period	(53,857)	1,924		(51,933)	57,867	81,664
Net (loss) income
Three month period	(113,351)	3,738		(109,613)	53,373	52,121
Period	(53,857)	2,025		(51,832)	57,782	81,744

(c) Changes in investments – Parent Company

	TLA	Mercosur	TP	Total

Balances on June 30, 2008	1,523,015	48,101	30	1,571,146
Equity income	(113,351)	3,550		(109,801)

Balances on September 30, 2008	1,409,664	51,651	30	1,461,345

10 Related party transactions - Consolidated

	09.30.2008					06.30.2008

	TAM	TLA	Mercosur	Fidelidade	Total	Total

TAM
Interest on stockholders’ equity and dividends receivable		55,361			55,361	55,361
Current payables – intercompany loans		(536)			(536)	(536)

TLA
Accounts receivable			1,204	70,902	72,106	60,994
Accounts payable						(5,966)
Long-term receivables – intercompany loans	536				536	536
Interest on stockholders’ equity and dividends payable	(55,361)				(55,361)	(55,361)
Other operating income*			(23,890)		(23,890)	(15,896)

Mercosur
Cost of services rendered*		23,890			23,890	15,896
Accounts receivable						5,966
Accounts payable (deposits in guarantee)		(1,204)			(1,204)	(1,201)

Fidelidade
Accounts payable		(70,902)			(70,902)	(59,793)

	(54,825)	6,609	(22,686)	70,902

* Aircraft sub-leasing, maintenance and insurance.

For the three and nine month periods ended September 30, 2008, TLA received from Táxi Aéreo Marília S.A. (“Marília”), a company under common control, R$ 34 and R$ 117 (September 30, 2007 – R$ 178 and R$ 730), as reimbursement for the use of its structure mainly the importation areas and human resources. This amount was credited to “Cost of services rendered”. Marília and TAM have common indirect stockholders.

On May 11, 2007, TLA and TAM Marília agreed to share the utilization of a hangar located by the Congonhas airport, for a period of 10 years. TLA paid R$ 15,500 up front to TAM Marília and may use the facilities and the infra-structure of the hangar, providing the same cargo services as those previously provided in the cargo terminal. The total amount was established based on valuation reports performed by independent companies, reflecting the economic premium obtained by the use of such a location in TLA cargo activities. The amount recognized in earnings as the deferral of such costs on September 30, 2008 is to R$ 1,162 (09.30.2007. – R$ 387)

The Company and its subsidiaries signed a contract in March, 2005 with TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A. ("TAM Milor") for the right to use the "TAM" brand. This contract is valid for a term identical to the current passenger air transport concession of TLA and establishes a monthly fee, adjusted annually by IGP-M, which totaled R$ 3,904 and 11,512 for the three and nine month periods ended September 30, 2008 (09.30.2007 - R$ 3,602 and R$ 10,728), recorded as “Administrative expenses”.

Transactions with related parties are carried at normal market terms and conditions.

11 Property, plant and equipment – consolidated

(a) Composition of balances

	Flight	Land and		Machinery and	Lease hold	Construction
	equipment	buildings	IT equipament	equipment	improvements	in progress	Others	Total

Cost	947,560	237,166	178,746	91,978	41,533	40,466	87,141	1,624,590
Accumulated depreciation	(438,500)	(22,538)	(78,378)	(41,347)	(8,507)		(52,722)	(641,992)

Residual value at June 30, 2008	509,060	214,628	100,368	50,631	33,026	40,466	34,419	982,598

Acquisitions	338,125	1,385	12,238	9,440	6,462	2,755	2,456	372,861
Transfer	(20,141)	7,537				(7,537)		(20,141)
Disposals/Write-off	(663)			(68)			(933)	(1,664)
Depreciation	(12,920)	(10,453)	(9,593)	(2,252)	(1,093)		(1,169)	(37,480)

Balance at September 30, 2008	813,461	213,097	103,013	57,751	38,395	35,684	34,773	1,296,174

Cost	1,264,881	246,088	190,984	101,350	47,995	35,684	88,664	1,975,646
Accumulated depreciation	(451,420)	(32,991)	(87,971)	(43,599)	(9,600)		(53,891)	(679,472)

Residual value	813,461	213,097	103,013	57,751	38,395	35,684	34,773	1,296,174

Average annual depreciation rates - %	5.29	2.39	20.00	10.00	10.00		14.86

“Flight equipment” includes engines and spare parts. During the quarter ended September 30, 2008, the flight equipment acquisitions include a capital lease of Boeing 777. “Other” is mainly composed of furniture, vehicles and improvements carried at the São Carlos Technology Center.

“Construction in progress” is mainly composed of improvements carried out at the São Carlos Technology Center, and the assembly of parts required for aircraft remodeling.

Properties and improvements of the subsidiary TLA have been mortgaged as guarantees for loans (Note 12) for the amount of R$ 110,499 (06.30.2008 – R$ 110,499).

(b) Revaluation (Note 21 (e))

In 2006, the subsidiary TLA recorded a revaluation of aircraft engines and properties, that resulted in an increase in stockholders’ equity of R$ 9,541 (R$ 7,332 less the provision for income tax and social contribution, pursuant to the CVM Deliberation 273/98). The revaluation was based on the fair market value of the assets. When applicable, new estimates of useful lives of these items were determined.

In compliance with the practices adopted by the Company, on November 30, 2007 Mercosur evaluated its aircraft engines and property, based on appraisal reports prepared by independent experts. This evaluation resulted in a decrease in the stockholders’ equity of R$ 832, with a net effect in TAM of R$ 790. The evaluation was based on the current replacement value of the assets in their current state of use.

As required by CVM Deliberation 183/95, the part of the revaluation reserve realized of R$ 649 and R$ 2,066 was appropriated to the “Retained earnings” for the three and nine month periods ended September 30, 2008 (September 30, 2007 – R$ 739 and R$ 2,985).

12 Loans and financing – Consolidated

		Financial charges	Payment terms and
	Guarantees	(Effective rate for September 30,2008 and June 30,2008)	year of last payment	09.30.2008	06.30.2008

Local currency

Leasing of IT equipment	Promissory note R$ 14,732	Fixed interests to 3.1% p.a. to 23.0% p.a. (10.2% p.a)	Monthly until 2012	20,851	22,164
Leasing of IT equipment	Promissory note R$ 20,345	CDI + Spread 0.3% p.a. to 2.3% p.a.(15,2% and 13,5% p.a)	Monthly until 2010	5,885	8,704
FINEM – Sub credit A	Mortgage of assets and accounts receivable	TJLP + 4.5% p.a (10.8% p.a).	Monthly until 2011	46,164	50,931
FINEM – Sub credit B	Mortgage of assets and accounts receivable	Basket of currencies BNDES + 3.0% p.a (14.1% and 14.2% p.a)	Monthly until 2012	8,224	6,296
Other				9,500	9,598

				90,624	97,693

Foreign currency
FINIMP	Promissory note US$ 23,593 thousand	LIBOR +Exchange Variation + 0,7 % p.a. to 2,8% p.a.(6.4% a.a)	Annual until 2010	126,696	104,523
International Finance Corporation (“IFC”)	Deposits in guarantee US$ 2,500 thousand	6 months LIBOR + 3.0% p.a (7.0% and 6.1% p.a.)	Half-yearly until 2012	70,694	57,905
Leasing renegotiation	Letter of guarantee	Fixed installments of US$ 55 thousand	Monthly until 2022	11,619	9,788
Financing – Pré-delivery payment	Unconditional guarantee	1 monthly LIBOR + 0.6% p.a. (4.5% and 3.0% p.a.)	Monthly until 2011	610,496	656,643
Hot money	Unconditional guarantee	Fixed interests 5.5% p.a.	October 2008	17,242
Other				664	1,152

				837,411	830,011

				928,035	927,704

Current				(663,276)	(722,840)

Non-current				264,759	204,864

FINIMP – Import Financing, FINAME – Government agency financing for machinery and equipment, TJLP – Long term interest rate and CDI – Interbank deposit rate

Non-current maturities are as follows :

Year	09.30.2008	06.30.2008

2009	30,837	81,000
2010	59,717	53,389
2011	160,247	61,244
2012	4,755	4,048
After 2012	9,203	5,183

	264,759	204,864

On May 21, 2007, TAM entered into a loan agreement with Calyon Bank and other banks to finance up to US$ 330.9 million of pre-delivery payment operations (pre-delivery payment – PDP) made to Boeing for the delivery our 4 Boeing 777-300ER aircraft with firm purchase orders and delivery scheduled for 2008. At September 30, 2008, the balance of this loan is R$ 476,082 (06.30.2008 – R$ 527,588).

On December 28, 2007, TAM entered into a loan agreement with bank BNP Paribas to finance up to US$117.1 million of pre-delivery payments for 30 Airbus aircrafts contracted with the French manufacturer with firm purchase orders and deliveries scheduled between 2008 to 2010. At September 30, 2008, the balance of this loan was R$ 134,414 (06.30.2008 – R$ 129,055).

In 2005, TAM signed a loan agreement under the FINIMP program, obtaining funds mostly from Unibanco and Banco do Brasil to finance imports of aircraft engines and parts up to US$ 8,805, with maturities until December 2008. In 2006, the Company raised US$ 37,885 from Unibanco, maturing up to July 2009. In 2008, for the same purpose, US$ 16,325 was obtained from Unibanco, HSBC and Itaú, maturing until September 2010. At September 30, 2008 the balance of this type of financing amounts to R$ 126,696 (06.30.2008 - R$ 104,523).

The Company is subject to certain obligations under loan agreements, such as compliance with certain financial indices, limits on issue of financial debt, and priority in the repayment of loans. At September 30, 2008, the Company complied with all such covenants.

13 Leases Payable - Consolidated

	Financial charges	Monthly
	(Effective rate for September 30,2008 and	payments with
	June 30,2008)	final due date in	09.30.2008	06.30.2008

Foreign currency

Boeing 777	3 month LIBOR + 1.5% a 2.5% p.a (6.1% and 4.8% p.a)	2020	270,923

Airbus A319/A320/A321	1 month LIBOR + 1.5 p.a. (5.4% and 3.9% p.a.)	2017	8,044	6,872
engines	3 month LIBOR + 1.1% p.a. (5.2% and 3.9%p.a.)	2015	47,655	40,495

Airbus A330 / Boeing 777	1 month LIBOR + 1.5% p.a. (5.5% and 4.0%p.a.)	2010	1,978	2,013
engines and spare parts	3 month LIBOR + 1.1% p.a. (5.3% and 4.0% p.a.)	2015	65,826	18,355

Refinancing of operational
lease installments	1 month LIBOR + 1.3% to 1.9% p.a. (5.5% and 4.0% p.a.)	2021	19,980	16,660

	3 month LIBOR + 0.03% to 2.5% p.a. (5.3% and 4.1% p.a.)	2022	16,556	15,347

	6 month LIBOR + 0.7% to 2.2% p.a. (5.5% and 4.6% p.a.)	2020	28,657	24,703
	Fixed interest 1.1% p.a.	2020	21,754	14,899

			509,189	163,584

Current			(128,557)	(76,351)

Non-current			380,632	87,233

The lease obligations above are secured by letters of guarantee issued by the Company and deposits in guarantee.

Non-current maturities are as follows:

Year	09.30.2008	06.30.2008

2009	17,081	12,883
2010	37,522	10,235
2011	37,232	9,742
2012	35,783	9,132
2013	35,873	8,430
After 2013	217,141	36,811

	380,632	87,233

14 Commitments

(a) Operating lease – Consolidated

TLA has obligations arising under aircraft lease contracts of the simple operating type. The amounts corresponding to these lease commitments are not reflected in the balance sheet because the agreements do not include purchase options for the aircraft subject to the lease agreements by TLA or any related party. Leased aircraft include: 17 Airbus A319, 78 Airbus A320, 3 Airbus A321, 12 Airbus A330, 2 Airbus A340, 2 MD-11 3 Boeing 767 and 1 Boeing 777 (06.30.2008 - 2 Fokker 100, 15 Airbus A319, 74 Airbus A320, 3 Airbus A321, 12 Airbus A330, 2 Airbus A340, 3 MD-11 and 2 Boeing 767). These agreements have an average term of 121 months and are denominated in U.S. dollars plus LIBOR The leasing expense, recognized in the consolidated statement of income in “Costs of services rendered”, was R$ 209,089 and R$ 614,750 for the three and nine month periods ended September 30, 2008 (2007 – R$ 220,153 and R$ 625,312), equivalent to US$ 109,225 and US$ 321,136 thousand (2007 – US$ 114,801 and US$ 312,235 thousand).

For most of the operations the Company has given letters of guarantee issued by the Company or deposits in guarantee.

In addition, to meet the payment conditions established by contract, promissory notes, guaranteed by TAM, were issued, totaling US$ 46,785 thousand on September 30, 2008 (06.30.2008 – US$ 47,606 thousand).

Future disbursements due on these agreements (expressed for purpose of convenience in U.S. dollars, at the balance sheet exchange rates) are as follows:

			Thousands of
			US dollars

	Financial charges	Monthly payments with
	(Effective rate for September 30,2008 and June 30,2008)	final due date in	09.30.2008	06.30.2008

Airbus A319
	Fixed payment(US$ 740 thousand to US$ 821 thousand)	2020	38,687
	1 month LIBOR + 1.3% to 1.9% p.a. (5.5% and 4.0% p a.)	2020	124,266	128,280
	3 month LIBOR + 1.6% p.a.(5.7% and 4.4% p.a.)	2013	23,464	8,672
	6 month LIBOR + 1.5% p.a. to 2.8 p.a.(6.1% and 5.3% p.a.)	2020	157,243	135,018

Airbus A320	Fixed interest 4.0% p.a.	2020	287,987	196,597
	1 month LIBOR + 1.3% to 1.9% p.a. (5.5% and 4.0% p.a.)	2022	359,400	365,977
	3 month LIBOR + 0.03% to 2.8% p.a. (5.4% and 4.2% p.a.)	2022	634,511	686,236
	6 month LIBOR + 0.7% to 2.3% p.a. (5.5% and 4.6% p.a.)	2017	406,686	360,649

Airbus A321	3 month LIBOR + 0.03% to 1.7%a.a (4.9% and 3.7%p.a.)	2019	132,343	137,614

Airbus A330	Fixed interest 4.6% to 5.6% p.a. (5.2% p.a.)	2020	184,852	191,394
	3 month LIBOR + 0.03% to 1.7% p.a (4.9% and 3.7%p.a.)	2019	183,331	190,572
	6 month LIBOR + 1.25% to 2.1% p.a (6.1% and 4.8% p.a.)	2017	362,485	378,043

Airbus A340	Fixed payment US$850.000	2015	130,900	136,000

Fokker 100	Fixed interest 1.1% to 2.0% p.a. (1.5% p.a.)	2008		127
	6 month Libor (3.9% and 3.1% p.a.)	2008		127

Boeing MD-11	Fixed payment US$399.000	2008	1,596	3,591

Boeing 767	Fixed payment US$554.000	2014	146,607	78,668

Engines	Fixed interest 0.9% to 1.0% p.a. (1.0% p.a.)	2014	29,107	26,336

			3,203,465	3,023,901

Future disbursements due by year are as follows:

	Thousands of US dollars

Year	09.30.2008	06.30.2008

2008	122,061	227,427
2009	469,486	431,921
2010	449,745	407,435
2011	437,321	394,658
2012	399,683	359,439
After 2012	1,325,169	1,203,021

	3,203,465	3,023,901

(b) Commitments for future aircraft leases

i. Airbus:

Since 1998, TLA has firm orders to purchase new Airbus aircraft. The remaining one were delivered in September 2008.

In 2005, the Company executed an amendment to the contract with Airbus for the firm order of 20 Airbus A320, 9 of which are to be delivered by 2010, with an option for 20 more of the same aircraft family (including A319, A320 and A321).

In 2006 the Company finalized the contract to acquire a further 37 Airbus aircraft (31 aircraft norrow body family A320 and 6 A330) for delivery by 2012. The options of the contract of 2005 were transferred to 2006.

On June 28, 2007, the Company also executed a Memorandum of Understanding for the purchase of 22 Airbus A350XWB models 800 and 900, with options for delivery of 10 more between 2013 and 2018.

Additionally, the Company confirmed the exercise of four options for Airbus A330, two of which will be delivered in 2010, and the other two in 2011, related to the agreement signed at the end of 2006.

In 2007, TLA executed a 6-year operational leasing agreement with Air Canada for 2 Airbus A340 500, which was delivered in the last quarter of 2007.

ii. Boeing:

In 2006, the Company contracted the purchase of 4 Boeing 777-300 ER with 4 more options for the same aircraft, which was exercised in 2007. The Company now has eight firm orders contracted with Boeing for that type of aircraft, with delivery for four in 2008, one of them having been already delivered, and the remaining four to be delivered in 2012.

The Company and Boeing also executed a short-term leasing agreement for 3 aircraft MD-11, which will operate until the delivery of the 4 Boeing 777-300ER in 2008.

In 2008, the Company and Boeing entered into a leasing agreement maturing up to 2014, for 4 Boeing 767 aircraft, of which three were delivered until the third quarter and the remaining one will be delivered by the end of 2008.

15 Reorganization of the Fokker 100 Fleet - Consolidated

Pursuant to the agreement to return the Fokker 100 fleet, on December 19, 2003, TLA cancelled 19 lease agreements then outstanding, of which ten were finance leases and nine were operating leases.

As a result, TLA agreed to pay a contractual rescission penalty in 30 consecutive quarterly installments, between April 2004 and July 2011 in the principal amount of R$ 94,188. This amount was recognized in the statement of operations in the year ended December 31, 2003. The Company issued letters of guarantee as Security. TLA also renegotiated the rescheduled overdue installments in the original amount of R$ 49,599.

These aircraft, as of the date of the referred agreement up to their actual redelivery, are contracted under the ordinary operating leasing mode.

On September 30, 2008, the total amount of the commitment was R$ 47,566 (06.30.2008 – R$ 39,760), equivalent to US$ 24,848 thousand (06.30.2008 – US$ 24,977 thousand), R$ 14,842 of which (06.30.2008 – R$ 8,807) is classified in current liabilities.
Non-current maturities are as follows:

	Consolidated

Year	09.30.2008	06.30.2008

2009	3,711	6,303
2010	16,824	14,286
2011	12,189	10,364

	32,724	30,953

16 Advances ticket sales - Consolidated

At September 30, 2008, the balance recorded as advance ticket sales for the sun of R$ 829,747 (06.30.2008 – R$ 800,745), is represented by 2,726,921 (06.30.2008 – 2,706,696) tickets sold but not yet used.

17 Provision for contingencies and judicial deposits – Consolidated

(a) Contingent Liabilities

Management of the Company and its subsidiaries recorded provisions for contingencies for cases where loss to the Company is deemed probable, as judged by the Company’s external legal counsel.

At September 30, 2008 and June 30, 2008, the amount of provisions and corresponding judicial deposits are as follows:

		Additions		Write-offs

		New	Monetary	Reversals	Payments
Descriptrion	06.30.2008	claims	restatement			09.30.2008

Provision for contingencies IRRF	13,021		203			13,224
PIS and COFINS (i)	378,560		6,528			385,088
Additional tariff (ii)	368,141	17,387	8,418			393,946
Staff fund (iii)	84,416	5,584	2,055			92,055
Labor	10,778	4,466	278		(2,144)	13,378
Civil	31,868	13,179	268		(6,202)	39,113
Other	17,617	1,286	171	(1,349)		17,725

Total	904,401	41,902	17,921	(1,349)	(8,346)	954,529

Judicial deposits	(78,307)	(16,182)		6,728	108	(87,653)

Total	826,094	25,720	17,921	5,379	(8,238)	866,876

(i) Corresponds to the discussion of the constitutionality of the increase in the tax base of the PIS and the increase in the contribution and basis of calculation of COFINS, introduced under Law n° 9,718/98. Judicial deposits were made for certain months, and for the others TLA is supported by judicial measures. These amounts, net of judicial deposits, are updated based on the SELIC rate.

On November 9, 2005, the full bench of the Federal Supreme Court ruled that the increase in the tax base was unconstitutional. During the first quarter of 2007 the Company has been successful in obtaining a favorable ruling in one process and reversed the related provision for the amount of R$ 7,560, of which R$ 3,496 was recorded reducing the administrative expenses and R$ 4,064 reduing the financial expenses. At September 30, 2008, five lawsuits were yet to be finally judged.

(ii) Corresponds to the collection of 1% on the amount of fares of all tickets sold for regular domestic routes. TLA management, based on the opinion of its external legal counsel, is contesting the constitutionality of this collection, and non-payment is supported by a judicial order, confirmed in the first and second judged.

(iii) Corresponds to the collection of 2.5% on the monthly payroll for private social welfare and professional training entities. TLA management, based on the opinion of its external legal counsel, is contesting the constitutionality of this collection, and the non-payment is supported by a judicial order.

The Company and its subsidiaries are involved parties in other judicial contingencies involving fiscal, labor and civil claims to the sun of R$ 631,771on September 30, 2008 (06.30.2008 - R$ 579,774). Based on the opinion of its external legal counsel, the Company believes that the probability of loss for all of these claims is possible and no provision has been recorded for these amounts

(b) ICMS

(i) On December 17, 2001 the Federal Supreme Court ruled that revenues deriving from domestic and international air passenger transportation, as well as from international air cargo transportation, were no longer subject to ICMS.

However, based on this ruling, ICMS taxation on domestic air cargo transportation revenue is still due. On September 30, 2008, the installments due in more than one year totaled R$ 6,073 (09.30.2007 – R$ 8,198), recorded in “Taxes and tariffs payable”. On September 30, 2008, the installments due in more than one year totaled R$ 109 (09.30.2007 – R$ 146), classified in the item “Other accounts payable”.

(ii) Collection of certain ICMS payments made from May,1989 to May, 1994 were later ruled to have been unconstitutional. TLA has filed several actions for refund of overpayment, in several states of the Country.
However, the Company will only recognize the credits involved, estimated at approximately R$ 55,000 (not reviewed), and their final restatement, at such time as the financial recovery of this right has been confirmed by court decisions at last resort.

(c) Contingent Assets

(i) Indemnification for losses on regulated fares

TLA filed a lawsuit against the Federal Government pleading indemnity for economic-financial unbalance in its air transportation concession agreement for fare insufficiency. The unbalance took place in the period from 1988 to 1993, when the fares were regulated by the Federal Government, under the argument that economic balance of the concession had been broken.

In April 1998, the lawsuit was ruled in the Company’s favor by the Federal Justice, and an indemnity of R$ 245 million (not reviewed)was determined based on a calculation made by an expert. This amount is subject to interest on arrears as of September 1993, and monetary restatement as of November 1994. The First Panel of the Higher Court of Justice accepted the special appeal filed by TLA determining that the Federal Court of Appeals judge the merit of the appeal without intervention from the Public Attorney’s Office.

Management has not recognized in the financial statements any amount for this indemnity and will do so only when the lawsuit is judged in its final instance.

(ii) Additional airport tariffs ATAERO

At 2001, TLA filed a claim addressing the legality of the additional airport tariffs (“ATAERO”), which are 50% on the tariff amount. On September 30, 2008, the amount under discussion totaled approximately R$ 608,493 (06.30.2008 - R$ 579,736), not recognized in the financial statements.

18 Debentures

			Nominal
Date	Series	Quantity	value – R$	09.30.2008	06.30.2008

TAM August 01, 2006	sole	50,000	10,000	510,825	522,907

Current				(10,825)	(22,907)

Non Current				500,000	500,000

The Company and TLA are subject to certain obligations under the debenture contracts, such as compliance with certain financial indices, limits on issue of financial debt, and priority in the repayment of debentures. At September 30, 2008 and June 30, 2008, all these covenants were complied with.

TAM

On July 7, 2006, the Board of Directors approved the issue for public distribution of book-entry nominative, non-convertible debentures with no security guarantee or preference but with a guarantee provided by TLA.

The debentures have a face value of R$ 10 and a term of six years, with repayment in three successive, equal, annual payments the first of which falls due on August 1, 2010.

Interest is to be paid every six months at a rate equivalent to 104,5% of CDI as calculated and published by the Clearing House for the Custody and Financial Settlement of Securities (“CETIP”). The efective interest rate was 14.4% p.a (06.30.2008 – 12.7% p.a)

TLA

At the Extraordinary General Meeting held on April 7, 2003 the shareholders approved the private issuance of non-convertible, nominative debentures, without the issuance of warrants or certificates, with a face value of R$ 100.00 (one hundred reais) each, totaling three series. Each series falls due 60 months as from the subscription date.

Debentures are guaranteed by a pledge of credit rights, and interest is 4.75% per annum plus Long-Term Interest Rate (TJLP).

The credit rights correspond to accounts receivable from travel agents and held at Banco Itaú, on each 24th day of the month, in amounts considered sufficient to settle the monthly installments, that were liquidated in the second quarter of 2008.

19 Senior Notes – Consolidated

On April 25, 2007, TAM Capital concluded the offer of senior notes in the total amount of US$ 300 million with interest of 7.375% p.a., paid half-yearly and with final or sole maturity in 2017, by means of a transaction abroad exempt from CVM filing. The Company registered the securities with the Securities and Exchange Commission (“SEC”) on October 30, 2007.

At September 30, 2008, this liability amounted to R$ 592,526 (06.30.2008 – R$ 489,929), equal to US$ 309,526 thousand (06.30.2008 – US$ 303,995 thousand), of which interest of R$ 18,236 (06.30.2008 – R$ 6,359) is classified in current assets.

20 Income tax and social contribution - Consolidated

(a) Reconciliation of income tax and social contribution benefit (expense)

	Three-month periods ended		Nine-month periods ended

	09.30.2008	09.30.2007	09.30.2008	09.30.2007

Income before income tax and social contribution	(150,752)	78,041	(50,568)	128,363

Composite statutory rates - %	34%	34%	34%	34%

Nominal income tax and social contribution	51,256	(26,534)	17,193	(43,644)

Income tax and social contribution on permanent additions	(13,102)	(3,007)	(26,472)	(5,573)

	38,244	(29,541)	(9,279)	(49,217)

Income tax and social contribution
Current expense	3,472	(22,812)	(59,226)	(101,117)
Deferred (expense) benefit	34,772	(6,729)	49,947	51,900

	38,244	(29,541)	(9,279)	(49,217)

The above table reflects the Company, TLA and Fidelidade, since Mercosur, as prescribed by the legislation of the country where it operates, is subject to income tax directly on gross sales.

(b) Composition of deferred income tax and social contribution assets

	Consolidated

	09.30.2008	06.30.2008

Tax loss carry forwards	8,511	6,669
Social contribution carry forwards	4,293	3,629
Temporary differences
Provision for contingencies	166,491	154,440
Allowance for doubtful accounts	20,986	18,325
Allowance for losses on inventories	17,118	16,962
Incremental cost provision – frequent flyer program	14,058	8,403
Others provisions	54,350	42,953

Subtotal Temporary differences	273,003	241,083

	285,807	251,381

Current		(42,184)

Non current	285,807	209,197

The temporary differences are primarily related to contingency provisions, allowance for doubtful accounts and exchange variations.

Deferred tax assets resulting from tax loss, social contribution negative basis, and temporary differences were constituted in conformity with CVM Instruction n° 371 as of June 27, 2002, and consider the profitability history and the expected future taxable income generation based on a technical feasibility study.

(c) Deferred income and social contribution tax liabilities

As prescribed by CVM Deliberation 273/98, the revaluation reserve at September 30, 2008 arising from aircraft engines and buildings is not of deferred income tax and social contribution charges of R$ 49,821 (06.30.2008 - R$ 50,168).

21 Stockholders’ equity

(a) Authorized capital

At September 30, 2008 and June 30, 2008, the authorized capital was R$ 1,200,000 and can be increased by means of the issuance of common or preferred shares, upon resolution of the Board of Directors

(b) Subscribed capital

At September 30, 2008, and June 30, 2008 subscribed and paid-in capital is comprised of 150,585,147 shares (06.30.2008 – 150,585,147), of which 50,195,049 (06.30.2008 – 59,791,955)are common shares and 100,390,098 (06.30.2008 – 90,793,192) are preferred shares .At the Extraordinary Stockholders' Meeting held on September 19, 2008 the conversion of 9,596,906 common shares into preferred shares was approved.

Common shares provide confer the right to vote in general meetings.

The preferred shares do not have the right to vote in general meetings, except in relation to certain matters while the Company is listed in Level 2 of BOVESPA. However, they have priority in the distribution of dividends, and in capital reimbursement, without any premium, in the event the Company is liquidated and the right to participate, under the same terms as the common shares, in the distribution of any benefits to the stockholders.

As per the Adhesion Agreement executed with BOVESPA, the Company has a three-year period, as of June 13, 2005, to comply with the requirement to have a free float of 25% of this shares. Since August, 2007 the free float has been 53.85% (unaudited).

(c) Treasury stocks

The Board of Directors, at a meeting held on January 30, 2008, in accordance with CVM Instructions 10/80 and 268/97, approved a new program to repurchase Company shares to be kept in treasury or subsequently cancelled or sold, with no capital reduction. Under the program, up to four million (4,000,000) preferred shares will be repurchased.
Changes in treasury stocks:

	Quantity		Average price
	of shares	Thousands of R$	- (R$)

December 31, 2007

Purchase of shares in 1Q 2008	153,000	4,776	31.21

March 31, 2008	153,000	4,776	31.21

Purchase of shares in 2Q 2008	75,700	2,651	35.03
Sale of shares	(90,699)	(2,945)	32.48

June 30, 2008	138,001	4,482	32.48

Purchase of shares in 3Q 2008	243,400	7,367	30.27
Sale of shares	(108,890)	(3,387)	31.11

September 30, 2008	272,511	8,462	31.06

Shares sold refer to the remuneration of executives plan approved in AGE, May 16, 2005.

The market value of shares is R$ 36(reais) for preferred shares on September 30, 2008.

The negative goodwill from the sale of shares were accounted on “Retained earnings” on the amount of R$ 2,899.

(d) Capital reserve – Share premium account

The premium on the subscription of shares represents the difference between the fair value of the net equity and the nominal amount of the capital increase .

(e) Revaluation reserve (Note 11(b))

The amount realized in proportion to the depreciation of prior period revaluations transferred to retained earnings for the three and nine month periods ended September 30, 2008, amounted to R$ 649 and R$ 2,066 (2007 – R$ 739 and R$ 2.985) . Of the total reserve, R$ 30,099 (06.30.2008 – R$ 30,099) corresponds to the revaluation of land, which will only be realized upon sale

In accordance with CVM Instruction n° 197/93, the deferred tax charges on the revaluation reserve, which at September 30, 2008 amounted to R$ 49,821 (06.30.2008 - R$ 50,168), are recognized in the statement of operations to the extent that the reserve is realized.

(f) Retained profit reserve

In accordance with article 196 of Corporate Law the balance of net income after dividend distribution and other statutory appropriations is transferred to the retained profit reserve in order to finance the Company´s capital budget for 2008 and working capital requirements. Future investments include the leasing of additional aircraft.

(g) Stock Option Plan

At the Extraordinary Stockholders' Meeting held on May 16, 2005, the shareholders approved the Company’s Stock Option Plan for Directors and employees. The Board of Directors is responsible for the management of this plan.

The Board of Directors made available under this plan 1,735,316 preferred shares relating to the 1st, 2nd, and 3rd grant, and 230,000 preferred shares relating to the special grant as follows:

				Special
	1st grant	2nd grant	3rd grant	grant

Date	December	November	December	September
	28, 2005	30, 2006	14, 2007	27, 2007

Number of shares	715,255	239,750	780,311	230,000

Exercise price – R$ per share	14.40	43.48	39.67	38.36

Readjustment index	IGP-M	IGP-M	IGP-M	IGP-M

In accordance with the rules of the Company’s Stock Option Plan, and in conformity with the Extraordinary Stockholder´s Meeting held on May 16, 2005, the maximum share-dilution limit for the shareholders has been set at 2% (two percent). At the meeting of the Board of Directors held on August 29, 2007, the advanced exercise of 21,806 call options for purchase of preferred shares was authorized, of which 16,140 shares referred to the first grant, and 5,666 shares to the second grant, at issuance prices of R$ 15.21 and R$ 44.38 per share respectively. In both grants, the exercise price is restated by the IGP-M, from the granting date up to the date of the financial statements. On November 30, 2007 these shares were subscribed.

Changes are summarized as follows:

		Weighted average
	Number of shares	exercise price – R$

Outstanding as of December 31, 2006	955,005	22.40

Granted	1,010,311	39.44
Exercised	(21,806)	22.79

Outstanding as of December 31, 2007	1,943,510	25.60

Outstanding as of March 31, 2008	1,943,510	31.86

Exercised	(90,699)	16.88

Outstanding as of June 30, 2008	1,852,811	32.90

Exercised	(108,890)	17.49
Forfeited	(42,593)

Outstanding as of September 30, 2008	1,701,328	34.48

In conformity with the accounting practices adopted in Brazil, the Company does not record stock options as remuneration expense. Had the Company recorded them as such based on the fair value of the options on the granting date, the expense in the period recorded under “Personnel expenses” would have decreased by R$ 739 as of September 30, 2008 (09.30.2007 – R$ (3,487)) and shareholders´ equity would have decreased by R$ 13,577 (06.30.2008 – R$9,999).

22 Analysis of Gross Sales - Consolidated

The Company analyses its gross sales information by type of service rendered and geographic area as follows:

(a) By type of service rendered

	Three-month periods		Nine-month periods
	ended		ended		Variation (V%)

	09.30.2008	09.30.2007	09.30.2008	09.30.2007	Quarter	Period

Domestic revenue
Regular flights - Passenger	1,623,836	1,181,110	4,403,573	3,362,210	37.5	31.0
Charter - Passenger	46,325	33,245	117,492	114,892	39.3	2.3
Cargo	125,504	87,083	337,266	259,953	44.1	29.7

	1,795,665	1,301,438	4,858,331	3,737,055	38.0	30.0

International revenue
Regular flights - Passenger	799,396	542,838	2,012,066	1,573,700	47.3	27.9
Charter - Passenger	13,675	11,605	16,895	18,296	17.8	-7.7
Cargo	134,900	112,629	393,358	291,979	19.8	34.7

	947,971	667,072	2,422,319	1,883,975	42.1	28.6

Other operating revenue
Partnerships with TAM Royalt Program	145,162	74,619	336,624	215,984	94.5	55.9
Travel and tourism agencies	18,688	9,285	41,721	17,426	101.3	139.4
Expired tickets and other	98,681	93,620	309,151	258,425	5.4	19.6

	262,531	177,524	687,496	491,835	47.9	39.8

Gross operating revenue	3,006,167	2,146,034	7,968,146	6,112,865	40.1	30.4

(b) By region - Consolidated

	Three-month periods		Nine-month periods
	ended		ended		Variation (V%)

	09.30.2008	09.30.2007	09.30.2008	09.30.2007	Quarter	Period

Brazil	2,058,197	1,478,963	5,545,827	4,228,891	39.2	31.1
Europe	459,301	275,414	1,148,803	774,156	66.8	48.4
North America	252,377	262,896	672,593	738,968	-4.0	-9.0
South America (excluding Brazil)	236,292	128,761	600,923	370,850	83.5	62.0

	3,006,167	2,146,034	7,968,146	6,112,865	40.1	30.4

23 Main costs and expenses – Consolidated (a) Three month periods ended September 30:

	09.30.2008						09.30.2007

		Expenses

	Cost of services		General and
	rendered	Selling	administrative	Directors' Fees	Total	%	Total	%

Personnel	360,934	43,203	37,111	2,491	443,739	16.3	325,684	16.2
Fuel	1,103,613				1,103,613	40.4	656,183	32.7
Depreciation and amortization	21,971	222	15,287		37,480	1.4	28,885	1.4
Maintenance and repairs (except personnel)	125,588				125,588	4.6	131,294	6.6
Aircraft insurance	11,713				11,713	0.4	8,340	0.4
Landing, take-off and navigation tariffs	101,684				101,684	3.7	111,585	5.6
Leasing of aircraft, engine and equipment	213,866	2,210	2,883		218,959	8.0	226,500	11.3
Services rendered by third parties	43,366	54,363	88,958		186,687	6.8	142,260	7.1
Selling and marketing		258,513			258,513	9.5	259,887	13.0
Other	91,311	90,381	59,635		241,327	8.9	113,665	5.7

	2,074,046	448,892	203,874	2,491	2,729,303	100.00	2,004,283	100.0

(b) Nine month periods ended September 30:

	09.30.2008						09.30.2007

		Expenses

	Cost of services		General and
	rendered	Selling	administrative	Directors' Fees	Total	%	Total	%

Personnel	1,044,453	112,439	94,938	9,295	1,261,125	17.0	902,327	15.9
Fuel	2,936,994				2,936,994	39.6	1,867,441	32.8
Depreciation and amortization	60,913	725	41,847		103,485	1.4	82,753	1.5
Maintenance and repairs (except personnel)	348,286				348,286	4.7	341,565	6.0
Aircraft insurance	35,915				35,915	0.5	25,218	0.4
Landing, take-off and navigation tariffs	346,464				346,464	4.7	314,686	5.5
Leasing of aircraft, engine and equipment	626,650	5,510	8,292		640,452	8.6	644,042	11.3
Services rendered by third parties	109,124	155,439	233,236		497,799	6.7	403,182	7.1
Selling and marketing		727,286			727,286	9.8	687,468	12.1
Other	261,145	118,763	141,601		521,509	7.0	418,091	7.4

	5,769,944	1,120,162	519,914	9,295	7,419,315	100.0	5,686,773	100.0

24 Financial income and expense – Consolidated

	Three-month periods		Nine-month periods
	ended		ended

	09.30.2008	09.30.2007	09.30.2008	09.30.2007

Financial income
Interest income from financial investments	48,050	65,261	149,163	218,660
Exchange variation	482,358	260,781	819,048	359,893
Financial instrument/gains – Foreign exchange rate
Realized	75	1,785	1,608	9,411
Unrealized		40,772
Financial instrument/gains – WTI*
Realized		24,672	83,298	27,516
Unrealized		28,219		72,626
Other	4,818	1,310	10,552	11,029

	535,301	422,800	1,063,669	699,135

Financial expenses
Exchange variation	(428,884)	(285,013)	(819,480)	(429,035)
Interest expense	(60,205)	(61,837)	(169,380)	(170,298)
Interest expenses from financial investments	(50,910)		(50,910)
Financial instrument/losses – Foreign exchange rate
Realized	(1,923)	(38,612)	(4,489)	(105,510)
Financial instrument losses – WTI*
Realized	(18,840)		(20,791)
Unrealized	(268,267)		(271,989)
Other	(7,775)	(9,410)	(18,515)	(26,687)

	(836,804)	(394,872)	(1,355,554)	(731,530)

Financial result, net	(301,503)	27,928	(291,885)	(32,395)

*WTI West Texas Intermediate - type of crude oil often used as a pricing benchmark

25 Employee benefits

(a) Supplementary pension plan

In the past, TLA sponsored three pension benefit supplementation plans, called TAM Prev – Plan I offering “defined benefits”, and TAM Prev – Plans II and III, offering “defined contributions”. On November 21, 2006, the Supplementary Pension Secretary (SPC) approved the migration of pension plans I, II and II to a new type of free benefits plan (PGBL) managed by an independent institution. Plan I participants were given the option to transfer to a benefit generating plan (FGB) with guaranteed benefits on retirement.

On September 30, 2007, the Company and Bradesco Vida e Previdência entered into an agreement through which the value of the continual benefits to the 5 remaining participants of Plan I will be maintained with the same conditions of the previous plan, and the risk inherent to the payment of benefits is the sole responsibility of Bradesco Vida e Previdência S.A.

All other participants previously migrated to PGBL.

(b) Profit sharing

The Company’s Management will pay a share of its profits in case it reaches certain performance indicators established according to the annual budget. Consequently, Management recorded as “Salaries and payroll charges”, related to the exercise ended September 30, 2008, the provision for payment of this benefit in the amount of R$ 26,762 (06.30.2008 – R$ 10,506 ).

26 Insurance coverage - Consolidated

The Company´s subsidiaries contract insurance coverage for amounts above the minimum mandatory levels that they deem necessary for the coverage of occasional accidents, in view of the nature of their assets and operational risks. On September 30, 2008, based on the aircraft fleets of TLA and Mercosur, the insurance coverage for aviation activities (including both aircraft and civil liabilities) provided for maximum indemnification of US$1.5 billion.

The Brazilian Government, through Law 10,744 of October 9, 2003, and Decree n° 5,035 of April 5, 2004, has committed to cover civil liability damages payable to third parties which the Company may be required to pay as a result of war or terrorist attack. This Law provides that the maximum liability of the Brazilian Government in respect of such matters is an amount in Reais equivalent to US$1 billion.

The Company maintains adequate insurance for risks which are expected to cover any liabilities generated by the accident on July 17, 2007, of an Airbus A320 aircraft, considering the agreements already made with and paid to the victims’ families by the insurance company. As of September 30, 2008, some 86 indemnifications were paid to families of the victims and another are under negotiation with the Company’s insurance firm. Management understands that the insurance coverage of these liabilities is adequate to cover all related costs. The Company believes that it will not incur additional or unexpected expenses outside the scope of the insurance agreement which would be TAM’s direct responsibility.

The subsidiaries also maintain insurance coverage that provides for indemnification in respect of expenses arising from theft, fire, flooding, electrical damage or other similar events affecting our equipment, facilities, vehicles or other property.

27 Financial instruments - Consolidated

(a) General provisions

In accordance with its established policy the Company enters into transactions involving derivative financial instruments in order to reduce the exposure to its main risks of exchange fluctuations on its revenue and changes in fuel prices. In addition, temporary cash surpluses are applied in line with group treasury policies, which are continuously reviewed, seeking to keep in line with the market and maximize returns with the lower possible risks.

Such instruments are managed using predefined policies which take into account the liquidity, profitability and risk/return of each position. The control policy consists in the ongoing monitoring of the contracted rates against market rates, as well as computations made by independent consultants, and regular presentation of the situation to Corporate Committees. All derivative transactions carried out by the Company and its subsidiaries have hedging purposes; no derivative transactions are carried out for speculative purposes.

The Company cash generation is substantially invested in its exclusive investment funds. All funds follow a consistent investment policy, with defined caps for market, credit and liquidity risks.

(i) Risk of the price of the fuel – “commodity risk”

The price of aviation fuel (QAV) is one of the most significant market risk components for airlines. In Brazil, the QAV price ex-refinery is set by Petrobras, based on international prices. TLA hedges against QAV price fluctuations by means of derivative instruments based on crude oil (WTI type). Such choice is supported by studies evidencing that QAV hedge based on WTI is highly efficient, in addition to the high liquidity of WTI derivatives. At present, all financial instruments are contracted on the over-the-counter market and do not require deposits of guarantees or margin calls. All counterparties are rated as “low credit risk” by the major rating agencies (Standard & Poors, Fitch, and Moody’s).

Fuel consumed in the quarter and nine-month period ended September 30, 2008 accounted for approximately 40.4% and 39.6% (09.30.2007 – 32.7% and 32.8%), respectively of the costs of services rended plus operational expenses (Note 23).

At September 30, 2008, the volume of contracted transactions with variable maturity dates up to October 2010 was 10,180 thousand barrels (06.30.2008 – 4,390 thousand barrels, with variable maturity dates until November 2008), corresponding to 56% of the twelve ensuing months. Fair value (MTM) registered as other assets is R$ 14,107 (06.30.2008 – R$ 84,768). Fair value of these derivatives registered as other accounts payable is R$ 223,44. (06.30.2008 - R$ 402).The period effect on income statement is disclosed in Note 24.

All WTI derivative transactions are contracted for hedging purposes. As TAM does not have 100% of its consumption hedged any QAV price increases will not be fully offset by positive adjustments arising from derivatives; similarly, any negative adjustments in derivatives will be more than offset by a reduction in QAV expenditures.

The maturity date payments of the derivatives contracts has the following distribution per year:

	2008	2009	2010

Notional – thousands of barrel	2,180	7,200	800
Fair Value of points – MTM (R$ - thousand)	(21,941)	(170,276)	(17.118)

The table below shows the breakdown of contracts by counterparties:

Rating	Fair Value (MTM)

AAA *	(90,989)
AA+ / AA / AA- *	(38,159)
A+ / A / A- *	(80,187)

*Ratings are expressed both in global terms and amounts are in Brazilian currency.

(ii) Foreign exchange rate risk

This risk is associated with the potential for foreign exchange fluctuations, thus affecting expenses or income in foreign currency and the assets or liabilities balance of contracts denominated in foreign currencies. The risk is partly mitigated because the subsidiaries have activities abroad and revenues from these transactions are earned in foreign currency. The current hedge contracting policy is designed as a protection against the percentage of net cash mismatches in other currencies in subsequent periods.

The Company and its subsidiaries may contract derivative instrument transactions, aiming solely at hedging its exposure to foreign currencies arising from the acquisition of fuel oil, engine maintenance services from manufacturers, and financing contracts to expand/maintain their operating activities. At September 30, 2008, the Company recorded only one USD 3 million notional position, maturing on 10/16/2008.

(iii) Interest rate risk

This risk arises from possible losses (or gains) as a result of fluctuations of the interest rates to which the liabilities and assets of the Company and its subsidiaries are linked.

To minimize possible impacts from interest rate volatility, the Company and its subsidiaries adopted a policy of diversification, alternating between contracting fixed and variable rates (such as LIBOR and CDI), and periodically renegotiating contracts, in order to adapt them to current market conditions.

(iv) Credit risk

Credit risk arises from the possibility of the Company and its subsidiaries not recovering amounts receivable from services provided to consumers and/or travel agencies, or from credits held by financial institutions generated by financial investment operations.

To reduce this risk the Company has adopted the practice of establishing credit limits and permanently monitoring its receivable balances (mainly with travel agencies). With respect to financial investments, the Company only invests with institutions with low credit risk as evaluated by rating agencies. In addition, each institution has a maximum limit for investments, as determined by the Company's Risk Committee.

(b) Financial Investments

Represented by funds applied in quotas of various types of investment funds and/or in multimarket investment funds with the objective of obtaining an interest yield in excess of the Brazilian interbank interest rate – also known as CDI.

(c) Investments

TLA, Mercosur, TAM Capital, TAM Financial 1, TAM Financial 2 and TP Participações are non-public companies and, therefore, there is no information readily available to evaluate their fair market values.

(d) Fair market value of financial instruments

The fair market value of financial instruments as of September 30, 2008 is based on the result of the maturities or the frequent adjustments to the prices of these instruments, as follows:

	Parent Company		Consolidated

	Book value	Fair value (MTM)	Book value	Fair value (MTM)

Liabilities
Short and long term debt			928,035	864,595
Debentures	510,825	505,463	510,825	505,463
Bonds			592,526	428,815

	510,825	505,463	2,031,386	1,798,873

The fair market value of short and long-term debt, when applicable, was determined by applying the current interest rate available for operations with similar conditions and remaining maturities. Debentures and Bonds have quote price in active market. The fair value of the others derivatives instruments is closer to the book value

28 TAM Loyalty Program - Consolidated

At September 30, 2008, the TAM Loyalty Program had 3,044,378 (06.30.2008 – 2,793,590) (unaudited) one way domestic trip tickets earned by its clients but not redeemed. The TLA currently records the incremental costs, i. e., the additional cost per transported passenger, when it is incurred.

For the three and nine month periods ended September 30, 2008, 598,661 and 1,374,630 (09.30.2007 — 272,483 and 717,402) free tickets were granted and used by our clients.

The provision for incremental costs of points earned under the Loyalty Program for the year ended September 30, 2008 was approximately R$ 41,348 (06.30.2008 - R$ 24,713). The base to calculate the incremental costs accrual is an estimative of the ticket redemptions by others airlines companies, quantity of points accumulated, tickets redeemed estimation for expired points, non-redeemed accumulated points and valued by the incremental costs of in-flight service, fuel, insurance and boarding pass.

The points earned by our clients through the TAM Loyalty Program are valid for two years for the conversion into tickets. This limits the growth of the program’s cost, which tends to stabilize in relation to the number of passengers transported.

29 Cash flows

a) Three month periods ended on September, 30

	Parent company		Consolidated

	2008	2007	2008	2007

Cash flows from operating activities
Net (Loss) Income for the quarter	(112,696)	48,522	(112,696)	48,522
Adjustments to reconcile net (loss)income to cash
generated (used) by operating activities
Depreciation and amortization			37,480	28,165
Deferred income tax and social contribution	(2,506)	661	(34,772)	(45,751)
Provision for contingencies			32,207	51,271
Equity in investments	109,801	(52,143)
Goodwill amortization		179		179
Residual value of permanent asset sold			1,664	27,924
Monetary and foreign exchange rate variations
and net interest	16,892	14,730	129,952	26,549
Other provisions			8,288	14,514
Minority interest			187	(22)

(Increase) decrease in assets
Customer accounts receivable			(92,815)	(38,550)
Inventories			(18,507)	(12,415)
Taxes recoverable	(292)	(267)	(41,991)	(57,762)
Prepaid expenses	(151)	(98)	2,105	(75,281)
Advances for aircraft maintenance			195,043	(47,062)
Deposits in guarantee			15,531	27,583
Judicial deposits	(9)		(9,346)	(2,588)
Advances to aircraft maintenance			(43,335)	35,171
Insurance	210		11,891	(49)
Other accounts receivable	80	79	74,058	11,536

Increase (decrease) in liabilities
Suppliers	(509)		(22,337)	21,033
Salaries and payroll charges			37,699	48,660
Advance from ticket sales			29,002	(37,176)
Taxes and tariffs payable	(26)	50	(29,841)	9,333
Leases payable			9,203	7,498
Provision for income tax and social contribution
payable			10,281	23,109
Other accounts payable*	(1)	(1)	233,779	(25,446)

Net cash generated (used) by operating activities	10,793	11,712	422,730	38,945

* On 2008 consolidated amounts is included financial derivative instruments registed at fair value (Note 27 (a) (i)).

	Parent company		Consolidated

	2008	2007	2008	2007

Cash flow from investments activities
Acquisition of property, plant and equipment			(119,803)	(47,747)
Intangible increase			(12,904)

Net cash used in investing activities			(132,707)	(47,747)

Cash flows from financing activities
Share repurchase	(5,464)		(5,464)
Term loan and financing
Issuance			60,221	31,308
Repayments			(214,126)
Leases
Payment (interests included)			(5,399)	(23,252)
Debentures
Payment (interests included)	(28,974)	(30,815)	(28,974)	(38,760)

Net cash provide by financing activities	(34,438)	(30,815)	(193,742)	(30,704)

Net decrease (increases) in cash and cash equivalents
and financial investments	(23,645)	(19,103)	96,281	(39,506)

Cash and cash equivalents at the end of the quarter	402,847	503,614	2,105,285	2,471,111
Cash and cash equivalents at the beginning of the quarter	426,492	522,717	2,009,004	2,510,617

Change in cash and cash equivalents and financial
investments	(23,645)	(19,103)	96,281	(39,506)

b) Nine month periods ended on September, 30

	Parent company		Consolidated

	2008	2007	2008	2007

Cash flows from operating activities
Net (Loss) Income for the period	(59,948)	79,064	(59,948)	79,064
Adjustments to reconcile net (loss) income to cash
generated (used) by operating activities
Depreciation and amortization			103,485	82,215
Deferred income tax and social contribution	(6,727)	(339)	(53,482)	(100,359)
Provision for contingencies			62,140	91,967
Equity in investments	51,933	(81,663)
Goodwill amortization		538		538
Residual value of permanent asset sold			24,204	31,399
Monetary and foreign exchange rate variations and
net interest	43,020	46,219	214,988	102,018
Other provisions			13,143	13,476
Minority interest			101	81

(Increase) decrease in assets
Customer accounts receivable			(254,705)	(226,172)
Inventories			(34,601)	(10,683)
Taxes recoverable	3,586	(6,272)	(33,012)	(136,122)
Prepaid expenses	(48)	1,384	51,178	(84,551)
Advances for aircraft maintenance			(30,850)	(576,450)
Deposits in guarantee			47,409	(18,911)
Judicial deposits	(9)		(12,636)	(17,078)
Advances to aircraft maintenance			(159,015)	(16,954)
Insurance	(599)		36,111	8,452
Other accounts receivable	225	(1,244)	49,168	(56,182)

Increase (decrease) in liabilities
Suppliers			(59,617)	21,497
Salaries and payroll charges			69,544	37,576
Advance from ticket sales			38,201	64,592
Taxes and tariffs payable	5,669	5	16,277	15,173
Leases payable			4,707
Provision for income tax and social contribution
payable			33,480	95,401
Other accounts payable*	(5,249)	(3)	245,644	(16,665)

Net cash generated (used) by operating activities	31,853	37,689	311,914	(616,678)

* On 2008 consolidated amounts is included financial derivative instruments registed at fair value (Note 27 (a) (i)).

	Parent company		Consolidated

	2008	2007	2008	2007

Cash flow from investments activities
Acquisition of property, plant and equipment			(340,972)	(162,061)
Intangible increase			(29,974)

Net cash used in investing activities			(370,946)	(162,061)

Cash flows from financing activities
Share repurchase	(11,362)		(11,362)
Dividends paid	(72,017)	(137,106)	(72,017)	(137,106)
Term loan and finance
Acquisition			360,259	503,786
Payment (interests included)			(618,289)	(47,372)
Leases
Payment (interests included)			(16,108)	(38,239)
Debentures
Payment (interests included)	(57,392)	(65,620)	(66,583)	(91,277)
Senior notes
Acquisition				607,080
Payment (interests included)			(18,460)

Net cash provide by financing activities	(140,771)	(202,726)	(442,560)	796,872

Net decrease (increases) in cash and cash equivalents
and financial investments	(108,918)	(165,037)	(501,592)	18,133

Cash and cash equivalents at the end of the period	402,847	503,614	2,105,285	2,471,111
Cash and cash equivalents at the beginning of the period	511,765	668,651	2,606,877	2,452,978

Change in cash and cash equivalents and financial
investments	(108,918)	(165,037)	(501,592)	18,133

30 Added Value

a) Three month peiords ended on September, 30

	Parent company		Consolidated

	2008	2007	2008	2007

Revenues
Sales of services			3,006,167	2,146,035
Allowance for doubtful accounts			(7,829)	(5,913)
Non-operating			2,164	(296)

			3,000,502	2,139,826
Inputs acquired from third parties
Costs of services rendered	(227)		(1,264,049)	(759,880)
Material, electricity, third-party services and other	48	(332)	(648,796)	(554,758)

	(179)	(332)	(1,912,845)	(1,314,638)

Gross added value	(179)	(332)	1,087,657	825,188

Retentions
Depreciation and amortization			(37,480)	(28,706)
Amortization of goodwill in subsidiaries		(179)		(179)

Net added value produced by the entity	(179)	(511)	1,050,177	796,303

Received as transference
Equity in earnings of subsidiaries	(109,801)	52,143
Financial income	12,287	12,860	535,301	442,800

Total added value to distribute	(97,693)	64,492	1,585,478	1,219,103

Distribution of added value:
Personnel and social charges	(235)	(374)	(379,423)	(272,846)
Taxes, charges and contributions	2,366	(781)	(262,796)	(284,042)
Leases			(218,960)	(226,501)
Interest and exchange rate variations	(17,134)	(14,815)	(836,995)	(387,192)

Profit Retention	(112,696)	48,522	(112,696)	48,522

b) Nine month peiords ended on September, 30

	Parent company		Consolidated

	2008	2007	2008	2007

Revenues
Sales of services			7,968,146	6,112,864
Allowance for doubtful accounts			(11,485)	(10,375)
Non-operating			16,458	5,683

			7,973,119	6,108,172
Inputs acquired from third parties
Costs of services rendered		(5)	(3,383,874)	(2,172,114)
Material, electricity, third-party services and other	(1,711)	(1,121)	(1,655,041)	(1,556,462)

	(1,711)	(1,126)	(5,038,915)	(3,728,576)

Gross added value	(1,711)	(1,126)	2,934,204	2,379,596

Retentions
Depreciation and amortization			(103,485)	(82,215)
Amortization of goodwill in subsidiaries		(538)		(538)

Net added value produced by the entity	(1,711)	(1,664)	2,830,719	2,296,843

Equity in earnings of subsidiaries	(51,933)	81,663
Financial income	36,338	48,030	1,063,669	699,135

Total added value to distribute	(17,306)	128,029	3,894,388	2,995,978

Distribution of added value:
Personnel and social charges	(870)	(1,059)	(1,081,327)	(788,829)
Taxes, charges and contributions	6,531	310	(877,275)	(769,464)
Leases			(640,453)	(643,999)
Interest and exchange rate variations	(48,303)	(48,216)	(1,355,281)	(714,622)

Profit Retention	(59,948)	79,064	(59,948)	79,064

Board of Director´s:

Maria Cláudia Oliveira Amaro
Chairman

Mauricio Rolim Amaro
Vice – Chairman

Members:
Adalberto de Moraes Schettert
Alexandre Gonçalves Silva
Luiz Antônio Correa Nunes Viana Oliveira
Noemy Almeida Oliveira Amaro
Pedro Pullen Parente
Waldemar Verdi Júnior

Management:

David Barioni Neto
CEO

Líbano Miranda Barroso
CFO and Investor Relations Officer

Executive Officers:

Paulo Cezar Bastos Castello Branco
Jorge Gabriel Isaac Filho
Fernando Sporleder Junior

Controllership/Accountant:

Renê Santiago dos Santos
Manager of the Accountancy Department
Accountant CRC 1 SP 241.282/O -5

* * *

05.01 – Coments of performance in quarter

Performance

TAM S.A. presents its comments on performance for the third quarter on a consolidated basis with the operations of subsidiaries TAM Linhas Aéreas S.A, Transportes Aéreos del Mercosur S.A.and others, which provide air transport services.

See comments on consolidated performance in specific table.

06.01 - Consolidated Balance Sheet - Assets (R$ thousand)

1 - Code	2 - Description	3 – 09/30/08	4 – 06/30/08
1	Total assets	7,123,754	6,454,140
1.01	Current assets	4,628,132	4,552,455
1.01.01	Cash and banks balances	2,105,285	2,009,004
1.01.01.01	Cash and banks balances	77,198	81,499
1.01.01.02	Financial investments	2,028,087	1,927,505
1.01.02	Receivables	1,181,149	1,096,161
1.01.02.01	Trade accounts receivable	1,181,149	1,096,161
1.01.02.01.01	Trade accounts receivable	1,181,149	1,096,161
1.01.02.02	Sundry credits	0	0
1.01.03	Inventories	215,555	177,366
1.01.04	Other	1,126,143	1,269,924
1.01.04.01	Taxes recoverable	124,817	82,826
1.01.04.02	Advances to aircraft manufacturers	803,417	868,988
1.01.04.03	Deferred income tx and social contribution	0	42,184
1.01.04.04	Prepaid expenses	100,841	101,283
1.01.04.05	Aircraft insurance and other	8,404	20,295
1.01.04.06	Other receivables	88,664	154,348
1.02	Long-term receivables	2,495,622	1,901,685
1.02.01	Sundry receivables	1,156,248	888,791
1.02.01.01	Other credits	1,069,837	831,864
1.02.01.01.01	Deposits in guarantee	120,506	114,202
1.02.01.01.02	Deferred income tax and social contribution	285,807	209,197
1.02.01.01.03	Judicial deposits	87,653	78,307
1.02.01.01.04	Advances to aircraft manufacturers	268,396	215,923
1.02.01.01.05	Advances for aircraft maintenance	307,475	214,235
1.02.01.02	Related parties	0	0
1.02.01.03	Other	86,411	56,927
1.02.01.03.01	Other receivables	86,411	56,927
1.02.02	Permanent assets	1,339,374	1,012,894
1.02.02.01	Investments	70	70
1.02.02.01.04	Subsidiaries – Goodwill	0	0
1.02.02.01.05	Other	70	70
1.02.02.02	Property and equipment	1,296,174	982,598
1.02.02.03	Intangible	43,130	30,226

06.02 - Consolidated Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

1 - Code	2 - Description	3 – 09/30/08	4 – 06/30/08
2	Total liabilities and stockholders' equity	7,123,754	6,454,140
2.01	Current liabilities	2,819,915	2,605,092
2.01.01	Loans and financing	791,833	799,191
2.01.01.01	Loans and financing	663,276	722,840
2.01.01.02	Leases	128,557	76,351
2.01.02	Debentures	10,825	22,907
2.01.03	Suppliers	367,240	389,577
2.01.04	Taxes, charges and contributions	381,579	373,721
2.01.04.01	Salaries and social charges	306,252	268,553
2.01.04.02	Taxes and tariffs	75,327	105,168
2.01.05	Dividends payable	599	599
2.01.06	Provisions	55,572	45,291
2.01.06.01	Provision for income tax and social contribution	55,572	45,291
2.01.07	Payables to related parties	0	0
2.01.08	Other	1,212,267	973,806
2.01.08.01	Advance ticket sales	829,747	800,745
2.01.08.02	Reorganization of Fokker 100 fleet	14,842	8,807
2.01.08.03	Senior notes	18,236	6,359
2.01.08.04	TAM Loyalt Program	41,348	24,713
2.01.08.05	Other accounts payable	308,094	133,182
2.02	Non-current liabilities	2,880,761	2,307,997
2.02.01	Long-term liabilities	2,869,662	2,296,898
2.02.01.01	Loans and financing	645,391	292,097
2.02.01.01.01	Loans and financing	264,759	204,864
2.02.01.01.02	Leases	380,632	87,233
2.02.01.02	Debentures	500,000	500,000
2.02.01.03	Provisions	954,529	904,401
2.02.01.03.01	Provision for contingencies	954,529	904,401
2.02.01.04	Payables to related parties	0	0
2.02.01.06	Other	769,742	600,400
2.02.01.06.01	Deferred income tax and social contribution	49,821	50,168
2.02.01.06.02	Reorganization of Fokker 100 fleet	32,724	30,953
2.02.01.06.03	Other payables	574,290	477,570
2.02.01.06.04	Senior Notes	112,907	41,709
2.02.02	Deferred income	11,099	11,099
2.03	Minority interest	2,730	2,543

2.04	Stockholders' equity	1,420,348	1,538,508
2.04.01	Paid-up capital	675,497	675,497
2.04.02	Capital reserves	102,855	102,855
2.04.03	Revaluation reserves	133,068	133,717
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiary/associated companies	133,068	133,717
2.04.04	Revenue reserves	566,810	572,274
2.04.04.01	Legal	40,231	40,231
2.04.04.02	Statutory	0	0
2.04.04.03	Contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Retention of profits	535,041	536,525
2.04.04.06	Special for undistributed dividends	0	0
2.04.04.07	Others	(8,462)	(4,482)
2.04.04.07.01	Treasury stock	(8,462)	(4,482)
2.04.05	Accumulated deficit	(57,882)	54,165
2.04.06	Future capital increase	0	0

07.01 - Consolidated Statement of Operations (R$ thousand)

1 – Code	2 - Description	3 – 01//07/08 to 09/30/08	4 -01/01/08 to 09/30/08	5 - 07/01/07 to 09/30/07	6 - 01/01/07 to 09/30/07
3.01	Gross sales and/or services revenue	3,006,167	7,968,146	2,146,034	6,112,865
3.01.01	Air transportation revenue - national	1,795,665	4,858,331	1,301,438	3,737,055
3.01.02	Air transportation revenue - international	947,971	2,422,319	667,072	1,883,975
3.01.03	Other operating sales and/or services revenues	262,531	687,496	177,524	491,835
3.02	Deductions	(109,908)	(297,194)	(84,383)	(247,497)
3.03	Net sales and/or services revenue	2,896,259	7,670,952	2,061,651	5,865,368
3.04	Cost of sales and/or services	(2,074,046)	(5,769,944)	(1,519,342)	(4,277,611)
3.04.01	Cost of services rendered	(2,074,046)	(5,769,944)	(1,519,342)	(4,277,611)
3.05	Gross profit	822,213	1,901,008	542,309	1,587,757
3.06	Operating expenses/income	(975,129)	(1,968,034)	(463,972)	(1,465,077)
3.06.01	Selling	(448,892)	(1,120,162)	(362,481)	(1,015,137)
3.06.02	General and administrative	(206,365)	(529,209)	(122,460)	(394,025)
3.06.02.01	Directors´ fees	(2,491)	(9,295)	(3,333)	(17,633)
3.06.02.02	Other general and administrative expenses	(203,874)	(519,914)	(119,127)	(376,392)
3.06.03	Financial	(301,503)	(291,885)	27,928	(32,395)
3.06.03.01	Financial income	535,301	1,063,669	422,800	699,135
3.06.03.02	Financial expenses	(836,804)	(1,355,554)	(394,872)	(731,530)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(18,369)	(26,778)	(6,959)	(23,520)
3.06.06	Equity in the earnings of subsidiaries	0	0	0	0
3.07	Operating results	(152,916)	(67,026)	78,337	122,680
3.08	Non-operating results	2,164	16,458	(296)	5,683
3.08.01	Income	3,129	16,611	4,565	18,385

1 – Code	2 - Description	3 – 01//07/08 to 09/30/08	4 -01/01/08 to 09/30/08	5 - 07/01/07 to 09/30/07	6 - 01/01/07 to 09/30/07
3.08.02	Expenses	(965)	(153)	(4,861)	(12,702)
3.09	Profit (loss) before taxes and profit sharing	(150,752)	(50,568)	78,041	128,363
3.10	Provision for income tax and social contribution	3,472	(59,226)	(22,812)	(101,117)
3.11	Deferred income tax	34,772	49,947	(6,729)	51,900
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.14	Minority interest	(188)	(101)	22	(82)
3.15	Net income (loss) for the period	(112,696)	(59,948)	48,522	79,064
	Number of shares (thousand), excluding treasury stock	150,312	150,312	150,563	150,563
	Net income per share			0.32227	0.52512
	Loss income per share	(0.74975)	(0.39882)

08.01 - Comments on Consolidated Performance

TAM S.A. (BOVESPA: TAMM4, NYSE: TAM), leader in the Brazilian market of aviation, announces the reporting of its third quarter results for 2008 (3Q08). Operational and financial data, except where indicated, is presented in accordance with accounting practices issued by the Brazilian Legislation, the CVM rules, standards, accounting adopted by IBRACON and Plan of Auditors prepared by ANAC simply summarized as BRGAAP and in Reais (R$). Comparisons are made with the information of the 3rd quarter of 2008 (3Q08) and the 3rd quarter 2007 (3Q07).

Only financial information extracted from the Company's accounting system and included in this Performance Review was submitted to the special review process made by independent auditors. Operational, statistical and financial information that does not derive directly from accounting systems (for example: number of tickets sold, cost per passenger, etc.) or are non accounting measurements (for example:EBITDAR, EBITDA, EBIT.) were not reviewed by independent auditors.

1 Main operating and financial highlights

Operational Performance

Domestic Operations

TAM reached 52.4% average market share in 3Q08.

ASKs (capacity) increased 16.7% in 3Q08 compared to 3Q07 as a result of the net increase in the operating narrow body fleet of 11 aircraft, increased by to 2 A319, 15 A320 and 1 A321, compensating for the elimination of the Fokker 100 fleet (in 3Q07 we there were 7 F-100 in operation). Utilization hours by aircraft maintained 12,6 hours per day (total operation).

RPKs (demand) increased 17.2% in 3Q08 compared to 3Q07.

TAM’s domestic load factor increased to 67.6% in 3Q08, compared to 67.3% in 3Q07.

International Operations

TAM reached 75.8% average market share in 3Q08.

ASKs (capacity) increased 23.1% in 3Q08, due to the increase of 1 B777, 2 A340, 3 A330 and 2 B767 into our international operating fleet and by the first redelivery of MD11, allowing the beginning of long haul daily flights to Frankfurt and Madrid. In South America we started daily flights to Caracas and Montevideo through the increase in the narrow body fleet in the region.

RPKs (demand) increased 38.1% comparing 3Q08 with 3Q07.

TAM’s international load factor increased 8.6 p.p. to 79.6% in 3Q08 compared to 71% in 3Q07.

Financial Performance

Total CASK increased by 14.4% in 3Q08 compared to 3Q07, and CASK excluding fuel increased 1.3% .

EBIT and EBITDAR margins of 5.8% and 14.6% respectively.

Net loss of R$ 112,7 million, a negative margin of 3.9% .

Our total cash and cash equivalents equalled R$ 2,105 million.

Return on Assets (ROA) of (0.68)%

Return on Equity (ROE) of (0.16)% .

2 Operational performance

2.1 Main operation indicators

	2008		2007		Variation (%)

		Accum. to		Accum. to		Accum. to
	3rd quarter	September	3rd quarter	September	3rd quarter	September

Total
Passengers transported (thousand)	7,853	23,104	6,715	20,593	16.9	12.2
RPK (million)	10,409	30,136	8,317	24,419	25.2	23.4
ASK (million)	14,427	41,891	12,119	34,810	19.0	20.3
Load factor - %	72.2	71.9	68.6	70.2	3.6 p.p.	1.7 p.p.
Break-even load factor (BELF) - %	68.0	69.6	66.7	68.0	1.3 p.p.	1.6 p.p.
Average tariff	324	288	263	246	23.2	17.1
Flight hours	133,071	384,537	116,172	342,308	14.5	12.3
Kilometers flown by aircraft (million)	78,325	228,043	68,837	201,802	13.8	13.0
Liters of fuel (million)	514,755	1,512,648	441,403	1,275,413	16.6	18.6
Aircraft utilization (hours per day)	12.6	12.6	12.6	12.8	0.0	-1.6
Landings	69,853	204,484	65,002	194,993	7.5	4.9
Stage Length	1,121	1,115	1,059	1,035	5.9	7.8
Total number of employees	23,871	23,871	19,240	19,240	24.1	24.1
- TAM Linhas Aéreas	23,185	23,185	18,386	18,386	26.1	26.1
- TAM Mercosur	443	443	664	664	-33.3	-33.3
- TAM Fidelidade	243	243	190	190	27.9	27.9
WTI-NY end (NYMEX) (in US$/Barrel)	103,76	103,76	79,62	79,62	30.3	30.3
End of period exchange rate	1,9143	1,9143	1,8389	1,8389	4.1	4.1

Domestic Market
Paid passengers transported (thousand)	6,645	19,610	5,739	17,904	15.8	9.5
RPK domestic (million)	6,041	17,776	5,155	15,712	17.2	13.1
RPK scheduled domestic (million)	5,637	16,687	4,837	14,692	16.5	13.6
ASK domestic (million)	8,939	25,757	7,661	22,432	16.7	14.8
ASK scheduled comestic (million)	8,482	24,505	7,292	21,236	16.3	15.4
Domestic Load factor - %	67.6	69.0	67.3	70.0	0.3 p.p.	-1.0 p.p.
Market Share - %	52.4	50.2	49.2	49.1	3.2 p.p.	1.1 p.p.

International Market*
Paid passengers transported (thousand)	1,208	3,494	976	2,689	23.8	29.9
RPK international (million)	4,368	12,361	3,162	8,707	38.1	42.0
RPK scheduled international (million)	4,290	12,258	3,069	8,573	39.8	43.0
ASK international (million)	5,488	16,134	4,457	12,378	23.1	30.3
ASK scheduled international (million)	5,365	15,966	4,335	12,191	23.8	31.0
International Load factor - %	79.6	76.6	71.0	70.4	8.6 p.p.	6.2 p.p.
Market Share - %**	75.8	72.4	69.2	68.4	6.6 p.p.	4.0 p.p.

2.2 Fleet

		3rd quarter

		In Operation		Redelivery		Total

Model	Capacity	2008	2007	2008	2007	2008	2007

MD-11	289 seats	2	3			2	3
B767	205 seats	3				3
B777	365 seats	1				1
A340	267 seats	2				2
A330	212/213 seats	12	10			12	10

Total Wide Body		20	13	0	0	20	13

A321	220 seats	3	2			3	2
A320	156 / 174 seats	78	63			78	63
A319	144 seats	17	15			17	15
F-100	108 seats		7			6	13

Total Narrow Body		98	87	0	6	98	93

Total		118	100	0	6	118	106

2.3 Costs and expenses

	3rd quarter

BR GAAP	In cents of R$ per ASK			In millions of R$

			Variation			Variation
	2008	2007	(%)	2008	2007	(%)

Operational Income	20.84	17.71	17.7	3,006.2	2,146.0	40.1
Flight revenue	19.02	16.25	17.0	2,743.7	1,968.5	39.4
Domestic	11.58	10.02	15.6	1,670.2	1,214.4	37.5
International	5.64	4.58	23.1	813.1	554.7	46.6
Cargo	1.80	1.65	9.1	260.4	199.4	30.6
Other operating sales and/or services revenues	1.82	1.46	24.7	262.5	177.6	47.8
Sales deductions and taxes	(0.76)	(0.70)	8.6	(109.9)	(84.4)	30.2

Net operational income	20.08	17.01	18.0	2,896.3	2,061.7	40.5
Cost of services and operational expenses
Fuel	(7.65)	(5.41)	41.4	(1,103.6)	(656.2)	68.2
Selling and marketing expenses	(1.79)	(2.14)	-16.4	(258.5)	(259.9)	-0.5
Aircraft and equipment leasing	(1.52)	(1.87)	-18.7	(219.0)	(226.5)	-3.3
Personnel	(3.08)	(2.69)	14.5	(443.7)	(325.7)	36.2
Maintenance and reviews (except personnel)	(0.87)	(1.08)	-19.4	(125.6)	(131.3)	-4.3
Outsourced services	(1.29)	(1.18)	9.3	(186.7)	(142.4)	31.1
Landing and take-off and navigation charges	(0.70)	(0.92)	-23.9	(101.7)	(111.6)	-8.9
Depreciation and amortization	(0.26)	(0.24)	8.3	(37.5)	(28.9)	29.8
Aircraft insurance	(0.08)	(0.07)	14.3	(11.7)	(8.3)	41.0
Others	(1.67)	(0.94)	77.7	(241.3)	(113.7)	112.2

Total cost of services and operational expenses	(18.91)	(16.54)	14.3	(2,729.3)	(2,004.5)	36.2

Gross profit	1.17	0.47	148.9	167.0	57.2	192.0

Financial income (expense)	(2.09)	0.23	-1008.7	(301.5)	27.9	-1.180.6
Other operating expenses. Net	(0.13)	(0.06)	116.7	(18.4)	(6.8)	170.6

Operating income (loss)	(1.05)	0.64	-264.1	(152.9)	78.3	-295.3
Non-operating results. net	0.02	0.00		2.2	(0.3)	-833.3

Income (loss) before income and social
contribution taxes	(1.03)	0.64	-260.9	(150.7)	78.0	-293.2
Income tax and social contribution	0.27	(0.24)	-212.5	38.2	(29.5)	-229.5

Income (loss) before minority interest	(0.76)	0.40	-290.0	(112.5)	48.5	-332.0
Minority interest				(0.2)		965.1

Net income (loss) for the period	(0.76)	0.40	-290.0	(112.7)	48.5	-332.4

	Accumulated to 3rd quarter

BR GAAP	In cents of R$ per ASK			In millions of R$

			Variation			Variation
	2008	2007	(%)	2008	2007	(%)

Operational Income	19.02	17.56	8.3	7,968.20	6,112.90	30.4
Flight revenue	17.38	16.15	7.6	7,280.70	5,621.00	29.5
Domestic	10.79	9.99	8.0	4,521.10	3,477.10	30.0
International	4.84	4.58	5.7	2,029.00	1,592.00	27.4
Cargo	1.74	1.58	10.1	730.60	551.9	32.4
Other operating sales and/or services revenues	1.64	1.41	16.3	687.50	491.9	39.8
Sales deductions and taxes	(0.71)	(0.71)	0.0	(297.20)	(247.5)	20.1

Net operational income	18.30	16.85	8.6	7,671.00	5,865.40	30.8

Cost of services and operational expenses
Fuel	(7.01)	(5.36)	30.8	(2,937.0)	(1,867.4)	57.3
Selling and marketing expenses	(1.74)	(1.97)	-11.7	(727.3)	(687.5)	5.8
Aircraft and equipment leasing	(1.53)	(1.85)	-17.3	(640.5)	(644.0)	-0.5
Personnel	(3.01)	(2.59)	16.2	(1,261.1)	(902.3)	39.8
Maintenance and reviews (except personnel)	(0.83)	(0.98)	-15.3	(348.3)	(341.6)	2.0
Outsourced services	(1.19)	(1.16)	2.6	(497.8)	(403.2)	23.5
Landing and take-off and navigation charges	(0.83)	(0.90)	-7.8	(346.5)	(314.7)	10.1
Depreciation and amortization	(0.25)	(0.24)	4.2	(103.5)	(82.8)	25.0
Aircraft insurance	(0.09)	(0.07)	28.6	(35.8)	(25.2)	42.1
Others	(1.24)	(1.20)	3.3	(521.5)	(418.1)	24.7

Total cost of services and operational expenses	(17.72)	(16.32)	8.6	(7,419.3)	(5,686.8)	30.5

Gross profit	0.58	0.53	9.4	251.7	178.6	40.9

Financial income (expense)	(0.70)	(0.09)	677.8	(291.9)	(32.4)	800.9
Other operating expenses. Net	(0.06)	(0.07)	-14.3	(26.8)	(23.5)	14.0

Operating income (loss)	(0.18)	0.37	-148.6	(67.0)	122.7	-154.6
Non-operating results. net	0.04	0.02	100.0	16.5	5.7	189.5

Income (loss) before income and social
contribution taxes	(0.14)	0.39	-135.9	(50.5)	128.4	-139.3
Income tax and social contribution	(0.02)	(0.14)	-85.7	(9.3)	(49.2)	-81.1

Income (loss) before minority interest	(0.16)	0.25	-164.0	(59.8)	79.2	-175.5
Minority interest				(0.1)	(0.1)	0.0

Net income (loss) for the period	(0.16)	0.25	-164.0	(59.9)	79.1	-175.7

2.4 Revenue - RASK e Yield

	2008		2007		Variation (%)

	3rd	Accum. to	3rd	Accum. to	3rd	Accum. to
	quarter	September	quarter	September	quarter	September

RASK (cents of reais) ¹ ²	20.07	18.31	17.01	16.85	18.0	8.7
Load factor - %	72.2	71.9	68.6	70.2	3.6 p.p.	1.7 p.p.
Yield (cents of reais) ¹ ³	28.88	26.44	25.8	25.03	11.9	5.6

RASK Scheduled Domestic (cents of reais)	18.24	17.12	15.43	15.09	18.2	13.5
Scheduled Domestic Load Factor (%)	66.5	68.1	66.3	69.2	0.2 p.p.	-1.1 p.p.
Yield Scheduled Domestic (cents of reais)	28.81	26.39	24.42	22.88	18.0	15.3

RASK Scheduled International (cents of reais)	14.85	12.59	12.52	12.90	18.6	-2.4
Scheduled International Load Factor (%)	79.9	76.8	70.8	70.3	9.1 p.p.	6.5 p.p.
Yield Scheduled International (cents of reais)	18.60	16.40	17.69	18.36	5.1	-10.7
Rask Scheduled International (cents of USD)	7.76	6.58	6.81	7.02	13.9	-6.3
Yield Scheduled International (cents of USD)	9.72	8.57	9.62	9.98	1.0	-14.1

(1) Includes Revenue PAX, Cargo and others
(2) Net of taxes
(3) Gross of taxes

3 Coments on the numbers of the second quarter of 2008 are on BRGAAP ,except as indicated

Gross operating revenue

Our gross operating revenue increased 40.1% to R$ 3,006.2 million in 3Q08 compared to R$ 2,146.0 million in 3Q07. The total yield increased 11.9% to R$ 28.88 cents in the 3Q08 compared to R$ 25.8 cents in 3Q07. Our total demand (RPK) increased 25.2% and our supply (ASK) increased 19% resulting in an increase of 3.6 p.p. in the average load factor to 72.2% in 3Q08. Total RASK (taxes net) increased 18.0% to R$ 20.07 cents, compared to 17.01 Real cents in 3Q07.

Gross domestic passenger revenue (including scheduled and charter passengers) increased 37.5% to R$ 1,670.2 million in 3Q08, compared with R$ 1,214.4 million in 3Q07. Domestic scheduled yield increased 18.0% from R$ 24.42 cents in 3Q07 to R$ 28.81 cents in 3Q08, domestic demand (in RPK terms) increased 17.2% while the increase in the domestic supply (in ASK terms) was 16.7%, an increase in the domestic load factor of 0.3 p.p., resulting in a 18.2% increase in the RASK scheduled domestic reaching R$ 18.24 cents in 3Q08 compared to R$ 15.43 cents in 3Q07.

Gross international passenger revenue (including scheduled and charter passengers) increased 46.6% to R$ 813,1 million in 3Q08, compared with R$ 554.7 million in 3Q07. The yield scheduled international increased 5.1% to R$ 18.60 cents in 3Q08 from R$ 17.69 cents in 3Q07. In dollar terms, yield scheduled international increased 1.0% to US$ 9.72 cents in 3Q08 from US$ 9.62 cents in 3Q07. The increased in the yield scheduled international was due to the depreciation of the Real vs. Dollar of 4.1% and maturation of the new daily frequencies to Caracas, Montevideo, Frankfurt and Madrid launched in the end of 2007 (that usually are launched with promotional fares), partially compensated by the increase in the average stage length.

Our international demand increased 38.1% and the international supply increased 23.1% resulting in a load factor increase of 8.6 p.p. reaching 79.6% from 71.0% in 3Q07. In consequence of the increase in yield scheduled international in addition to the increase in load factor, the RASK scheduled international increased 18.6% from R$ 12.52 cents in 3Q07 to R$ 14.85 cents in 3Q08. In dollar terms, RASK scheduled international, increased 13.7% to USD 7.74 cents in 3Q08 from USD 6.81 cents in 3Q07.

Gross cargo revenue (domestic and international) increased 30.6% to R$ 260.4 million in 3Q08 compared with R$ 199.4 million in 3Q07 due to our commercial efforts to intensify the clients fidelity, increase of commercial agreements, caption of new clients and the improvement in the service level. In addition, we increased our international and domestic capacity, substituting MD11 aircraft by Boeings 777 aircraft and also substituting the F-100s by A320 family aircraft, resulting in more cargo space available.

Other gross revenue increased 47.9% to R$ 262.5 million in 3Q08, compared with R$ 177.6 million in 3Q07, mainly due to the increase on Loyalty program revenues.

Sales deductions and taxes

Sales deductions and taxes increased 30.2% to R$ 109.9 million in 3Q08, compared with R$ 84.4 million in 3Q07, due to the increase in the domestic flights revenues and other gross revenue, which is the taxes and deductions basis of calculation.

Net operating revenue

Our net operating revenue increased 40.5% to R$ 2,896.3 million in 3Q08, compared with R$ 2,061.7 million in 3Q07.

RASK comparative:

	2008		2007		Variation (%)

	3rd	Accum. to	3rd	Accum. to	3rd	Accum. to
	quarter	September	quarter	September	quarter	September

CASK (cents of reais )	18,92	17,71	16,54	16,34	14,4	8,4
CASK except fuel (cents of reais )	11,27	10,70	11,12	10,97	1,3	-2,5

Cost of services and operational expenses and CASK

Our cost of services and operating expenses increased by 36.2% to R$ 2,729.3 million in 3Q08, compared to R$ 2,004.5 in 3Q07. The increase in cost of services and operating expenses is mainly due to the increase in fuel, aircraft insurance, personnel, outsourced services and the depreciation of the Real exchange rate of 4.1% . The cost of services and operational expenses by ASK (CASK) increased 14.4% from 16.54 Real cents in 3Q07, to 18.92 Real cents in 3Q08, mainly due to the increase in fuel, aircraft insurance, personnel, outsourced services and the depreciation of the Real exchange rate of 4.1%, partially offset by reduction in landing, take-off and navigation charges, maintenance and repairs and aircraft and equipment leasing. The CASK excluding the fuel costs increased 1.3% in 3Q08 compared to 3Q07.

Fuel costs increased 68.2% to R$ 1,103.6 million in 3Q08, compared with R$ 656.2 million in 3Q07 due to the 16.6% increase in litres consumed, the average cost per litre increase of 44.2% and the depreciation of the Real exchange rate of 4.1%, partially offset by a higher participation in fuel supplying in the international market and the increased of 5.9% in the average stage length. Fuel costs by ASK increased 41.3% .

Sales and marketing expenses decreased 0.5% to R$ 258.5 million in 3Q08, compared to R$ 259.9 million in 3Q07. Sales and marketing expenses represented 8,9% of total net revenues in 3Q08 against 12.6% in 3Q07, a reduction of 3.7 p.p.. The main reason was the end of domestic commission costs paid to travel agents, according to agreement signed with ABAV (Brazilian Association of Travel Agents), since mid January, partially offset by the increase in the international sales (passenger and cargo) which has higher commercial costs. Sales and marketing expenses per ASK reduced 16.4% .

Aircraft and equipment leasing costs decreased by 3.3% to R$ 219.0 million in 3Q08, compared to R$ 226.5 million in 3Q07, mostly due to the Libor interest rate decrease, better leasing fees related to the Company’s better financial position and by the return of 13 Fokker 100 and 1 MD11, partially compensated by the increase of 2 aircraft A319, 15 A320, 1 A321, 2 A330, 2 A340, 3 B767 and 1 B777 and the 4.1% depreciation of the Real against the US dollar. Aircraft and equipment leasing costs by ASK decreased 18.8% .

Personnel costs increased by 36.2% to R$ 443.7 million in 3Q08, compared to R$ 325.7 million in 3Q07, mainly due to the 24.1% increase in headcount from 19.240 to 23.871 in 3Q07 and 3Q08, respectively, due to the incorporation of new aircraft types into our fleet, new international stations, the technical crew (pilots and co-pilots) compensation alignment and the annual salaries increase of 6% since December 2007. Personnel costs per ASK increased 14.4% .

Maintenance and repairs (except personnel) costs decreased 4.3% to R$ 125.6 million in 3Q08, compared to R$ 131.3 million in 3Q07, mainly due to the elimination of the F100 from our fleet (our oldest aircraft) and the reduction of 1 MD11 compensated by the increase in our total fleet, by the depreciation of the Real against the US dollar of 4.1% and by the increase in our total flown hours in 14.5% . Costs with maintenance and repairs (except personnel) by ASK decreased 19.7% .

Outsourced services increased by 31.3% to R$ 186.7 million in 3Q08, compared to R$ 142.4 million in 3Q07. Outsourced services by ASK increased 10.3% due to the increase in our international operations (costs related to international stations and the international distribution - GDS) and consulting services to improve our operations and services, partially offset by the depreciation of the Real against the US dollar of 4.1% .

Landing, take-off and navigation charges decreased 8.9% to R$ 101.7 million in 3Q08, compared to R$ 111.6 million in 3Q07, due our network optimization and expectation of unrealized payments, partially compensated by the depreciation of the Real of 4.1%, the increase in international flights which has higher costs than domestic flights, the increase in navigation charges, generated by the increase of 7.5% in take-offs and 13.8% in flown kilometres. Landing, take-off and navigation charges by ASK decreased 23.5% .

Depreciation and amortization costs increased 27.2% to R$ 37.5 million in 3Q08, compared with R$ 28.9 million in 3Q07, mainly due to the new additions in the fixed assets of the Company, mainly due to the increase of ground support equipments, computers and peripherals related to our growth during the period from 3Q07 to 3Q08. The depreciation and amortization expense by ASK increased 6.9% .

Aircraft insurance increased 40.4% to R$ 11,7 million in 3Q08 compared to R$ 8,3 million in 3Q07, mainly due to the depreciation of the Real against the US dollar of 4.1%, the increase in the number of passengers transported in 17.0% in 3Q08 vs. 3Q07 and by the net increase of 7 aircraft into our fleet compared to 3Q07. The costs of aircraft insurance by ASK increased 18.0% .

Other expenses increased by 113.3% to R$ 241.3 million in 3Q08 compared with R$ 113.7 million in 3Q07, mainly due to the increase in our operations of 19.0%, the depreciation of the Real against the US dollar of 4.1% and the revision on our loyalty program provision costs. Other operational expenses by ASK increased 79.2% .

Our net financial result reached negative result of R$ 301.5 million in 3Q08, compared with a positive result of R$ 27.9 million in 3Q07, mainly due to losses with fuel hedge

Net non-operating results reached a positive result of R$ 2.2 million in 3Q08, compared with a negative result of R$ 0.3 million in 3Q07.

Income tax and social contribution amounted an income of R$ 38.2 million in 3Q08, compared to expenses of R$ 29.5 million in 3Q07. Our effective tax contribution was 25% in 3Q08.

Our net loss reached R$ 112.7 million in 3Q08, compared to net a income of R$ 48.5 million in 3Q07, as a result of the matters above discussed representing a reduction of 6.2 p.p. in margin, from a positive margin of 2.4% in 3Q07 to a negative margin of 3.9% in 3Q08.

EBIT

EBIT margin was 5.8%, reaching R$ 167.0 million in 3Q08, compared to R$ 57.0 million in 3Q07, representing an increased in the margin of 3.0 p.p.. The EBIT increase was a consequence of the increased 14.4% in CASK and of the 18.0% RASK increase.

EBITDAR

EBITDAR margin was 14.6%, reaching R$ 423.4 million in 3Q08, compared to R$ 312.9 million in 3Q07, representing a decrease in the EBITDAR margin of 0.6 p.p. in 3Q08 given the facts above mentioned.

	2008		2007

		Accum. to		Accum. to
	3rdquarter	September	3rdquarter	September

BR GAAP (In millions of R$)

Net income before minority interest	(112,508)	(59,847)	48,500	79,146
Income tax and social contribution	(38,244)	9,279	29,541	49,217
Financial result, net	301,503	291,885	(27,928)	32,395
Non-operating result, net	(2,164)	(16,458)	296	(5,683)
Other operating expenses, net	18,369	26,778	6,959	23,520

EBIT	166,956	251,637	57,368	178,595

Depreciation and amortization	37,480	103,485	28,885	82,753
Goodwill amortization in subsidiary			179	538

EBITDA	204,436	355,122	86,432	261,885

Rental - Leasing	218,960	640,452	226,500	644,042

EBITDAR	423,396	995,574	312,932	905,927

Net revenue	2,896,259	7,670,952	2,061,651	5,865,368

Margins:
EBIT	5.8	3.3	2.8	3.0
EBITDA	7.1	4.6	4.2	4.5
EBITDAR	14.6	13.0	15.2	15.4

09.01 - Investments in Subsidiary and/or Associated Companies

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ ASSOCIATED COMPANY	3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY (CNPJ)	4 - CLASSIFICATION	5- % HOLDING IN THE CAPITAL OF THE INVESTEE	6 - % OF THE STOCKHOLDERS' EQUITY OF THE INVESTOR
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN THE CURRENT QUARTER (THOUSANDS)			9 - NUMBER OF SHARES HELD IN THE PRIOR QUARTER (THOUSANDS)

01	TAM - LINHAS AÉREAS S.A.	02.012.862/0001-60	Unlisted subsidiary	100.00	100.00
Industrial, commercial and other companies			2.064.602	2.064.602

02	TRANSPORTES AÉREOS DEL MERCOSUR S.A.	. . / -	Unlisted subsidiary	94.98	94.98
Industrial, commercial and other companies			87.653	87.653

10.01 – Characteristics of public or private issue of debentures

1 – ITEM	01
2 – Order no.	01
3 – CVM registration no.	CVM/SRE/DEB/2006/033
4 – DATe of CVM registration	09/12/2006
5 – Series issued	01
6 – Issue type	SIMPLE
7 – Type of issue	PUBLIC
8 – Date of issue	08/01/2006
9 – Due date	08/01/2012
10 – Type of debenture	Non-preference
11 – Current remuneration	104.5% of CDI
12 - Premium/ Discount
13 – Nominal value (REAIS)	10.000
14 – Amount issued (thousands of REAIS )	500.000
15 - Quantity of titles issued (units)	50.000
16 – Titles in circulation (units)	50.000
17 – Titles in Treasury (units)	0
18 – Titles re-purchased (units)	0
19 – Titles converted (units)	0
20 – Titles still to be placed (units)	0
21 – Date of last interest rate adjustment
22 – Date of next event

16.01 - Other Information Considered Relevant by the Company

1 Breakdown of TAM’s Shareholders owning 5% or more of each type or class of shares

	09.30.2008

	Ordinary		Preference		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Controlling group
TAM Empreendimentos e
Participações S.A.	44,804,238	89.26	24,618,755	24.52	69,422,993	46.10

Agropecuária Nova
Fronteira Ltda	79,516	0.16			79,516	0.05

Total control block	44,883,754	89.42	24,618,755	24.52	69,502,509	46.15

Lazard Asset
Management LLC			9,432,023	9.40	9,432,023	6.26

T.Rowe Price			6,019,912	6.00	6,019,912	4.00

Amaro & Aviation
Participações S/A	5,295,149	10.55			5,295,149	3.52

Other	16,146	0.03	60,046,897	59.81	60,063,043	39.89

Mercado (Free Float)	5,311,295	10.58	75,498,832	75.21	80,810,127	53.67

Treasury Stocks			272,511	0.27	272,511	0.18

Total Capital	50,195,049	100.00	100,390,098	100.00	150,585,147	100.00

On September 30, 2008 the Fiscal Council wasn´t introduce.

Shares belonging to members of the Board of Director´s and Fiscal Council which were lent by members of the controlling group and declared as part of the controlling group shares in this report

	Ordinary		Preferential		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Board of Director´s	5	Lower than 0.01	4,675,034	4.66	4,675,039	3.10

	5	Lower than 0.01	4,675,034	4.66	4,675,039	3.10

Shares belonging to members of the Board of Director´s
	Ordinary		Preferential		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Board of Director´s	0	-	0	-	0	-

Below we set out below the shareholders who own more than 5% of the voting capital in September, 30 2008 – directly or indirectly – and identify the individuals involved.

TAM Empreendimentos e Participações S.A.
Included in block of control	Ordinary shares

Shareholders	Quantity	%

Noemy Almeida Oliveira Amaro	3,633,772	2.97
Maria Cláudia Oliveira Amaro	52,068,517	42.49
Maurício Rolim Adolfo Amaro	52,068,517	42.49
João Francisco Amaro	11,545,956	9.42
Treasury Stocks	3,216,284	2.63

Total	122,533,046	100.00

Agropecuária Nova Fronteira Ltda
Included in block of control	Quotas

Quotaholders	Quantity	%

Noemy Almeida Oliveira Amaro	2,965,988	45.71
Maria Cláudia Oliveira Amaro	1,267,179	19.53
Maurício Rolim Adolfo Amaro	1,267,179	19.53
Marcos Adolfo Tadeu Senamo Amaro	988,654	15.23

Total	6,489,000	100.00

Amaro & Aviation Participações S.A.
	Quotas

Quotaholders	Quantity	%

Marcos Adolfo Tadeu Senamo Amaro	249,000	99.60
Sandra Senamo	1,000	0.40

Total	250,000	100.00

Shares of Board of Directors members assigned by those shareholders who are part of the control block, already included in the number of shares of those controlling shareholders.

Corporate shareholders headquartered abroad, up to the individual shareholder level

On February 19, 2008, Lazard Asset Management LLC had 10.31% of total preferred shares issued by the Company.

Lazard and T. Rowe Price are responsiblea for managing the total number of shares held by funds and customer accounts.

Information on the composition of individual shareholders is not available. The position of ADR holders is represented in Brazil, in our shareholders’ report, by depositary bank JP Morgan Chase Bank.

	09.30.2007

	Ordinary		Preference		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Controlling group
TAM Empreendimentos e
Participações S.A.	58,180,637	97.31	20,370,930	22.44	78,551,567	52.17
Aerosystem S.A. Empr. e
Participações	1,515,656	2.53	1,923,882	2.12	3,439,538	2.28
Agropecuária Nova
Fronteira Ltda	79,516	0.13			79,516	0.06

Total control block	59,775,809	99.97	22,294,812	24.56	82,070,621	54.51

Board members	6	0.00	268,401	0.30	268,407	0.18
Other	16,140	0.03	68,208,173	75.14	68,224,313	45.31

Total Capital	59,791,955	100.00	90,771,386	100.00	150,563,341	100.00

Shares belonging to members of the members Board of Director´s and Fiscal Council which were lent by members of the controlling group and declared as part of the controlling group shares in this report

	Ordinary		Preference			Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Board of directors	6	0,00	268,401	0.30	268,407	0.18

	6	0,00	268,401	0.30	268,407	0.18

Shares belonging to members of the Board of Director´s
	Ordinary		Preferential			Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Board of Director´s	0	0	0	0	0	0

On September 30, 2008 the Fiscal Council wasn´t introduce.

As part of our wish to show exemplary standards of governance. below we set out the shareholders who own more than 5% of the voting capital in September 30, 2007 – directly or indirectly – and identify the individuals involved.

TAM Empreendimentos e Participações S.A.
Included in block of control	Ordinary shares

Shareholders	Quantity	%

Noemy Almeida Oliveira Amaro	1,057,199	0.76
Maria Cláudia Oliveira Amaro	51,209,658	36.92
Maurício Rolim Adolfo Amaro	51,209,658	36.92
Marcos Adolfo Tadeu Senamo Amaro	20,695,287	14.92
João Francisco Amaro	11,312,879	8.16
Treasury Stocks	3,216,284	2.32

Total	138,700,965	100.0

Agropecuária Nova Fronteira Ltda
Included in block of control
	Quotas

Quotaholders	Quantity	%

Noemy Almeida Oliveira Amaro	2,965,988	45.71
Maria Cláudia Oliveira Amaro	1,267,179	19.53
Maurício Rolim Adolfo Amaro	1,267,179	19.53
Marcos Adolfo Tadeu Senamo Amaro	988,654	15.23

Total	6,489,000	100.00

Aerosystem S.A. Empr. e Participações - Included in block of control

	Ordinary		Preference		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Noemy Almeida
Oliveira Amaro	94,900	50.00	168,132	49.99	263,032	50.00
Maria Cláudia
Oliveira Amaro	31,633	16.66	56,044	16.66	87,677	16.66
Maurício Rolim
Amaro	31,634	16.67	56,044	16.66	87,678	16.67
Marcos Adolfo Tadeu
Senamo Amaro	31,633	16.66	56,045	16.67	87,678	16.66
João Francisco Amaro	23	0.01	53	0.02	76	0.01

Total	189,823	100.00	336,318	100.00	526,141	100.00

2 Disputes

The Company has included a clause in its Statutes which obliges it to use the Market´s Arbitration Chamber in case of disputes.

17.01 - Report of Independent Accountants on Limited Review

To the Board of Directors and Stockholders
TAM S.A.

1 We have carried out a limited review of the accounting information included in the Quarterly Information (ITR) of TAM S.A. for the quarter ended September 30, 2008 comprising the balance sheets and income statements, statements of cash flows, statements of added value, the performance report and the explanatory notes. This information is the responsibility of the Company's management.

2 Our review was carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) in conjunction with the Federal Accounting Council (CFC) and comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 Based on our limited review we are not aware of any material modifications that should be made to the quarterly information referred to above in order for such information to be stated in accordance with the Brazilian Securities Commission (CVM) regulations applicable to the preparation of Quarterly Information, including CVM Instruction 469/08.

4 As mentioned in Note 2(q) Law No. 11638 was enacted on December 28, 2007 and is effective as from January 1, 2008. This Law amended, revoked and introduced new provisions to Law No. 6404/76 (Brazilian Corporation Law) and will change the accounting practices adopted in Brazil. Although the mentioned law is already effective, the main changes introduced by it depend on regulations to be issued by the regulatory agencies to be fully applied by the companies. Accordingly, during this phase of transition, the CVM, through its Instruction 469/08, permitted the non-application of the provisions of Law 11638/07 in the preparation of the Quarterly Information (ITR). Accordingly, the accounting information included in the Quarterly Information for the quarter ended September 30, 2008 has been prepared in accordance with specific instructions from the CVM and does not include the changes in accounting practices introduced by Law 11638/07.

São Paulo, November 10, 2008

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Carlos Alberto de Sousa
Contador CRC 1RJ 056561/O-0 "S" SP

Subsidiary/Associated Companies

Company name TAM - LINHAS AÉREAS S.A.

18.01 - Statement of Operations of Subsidiary and Associated Companies (R$ thousand)

1 – Code	2 – Description	3 – 07/01/08 to 09/30/08	4 -01/01/08 to 09/30/08	5 - 07/01/07 to 09/30/07	6 - 01/01/07 to 09/30/07
3.01	Gross sales and/or services revenue	2,961,487	7,832,397	2,103,292	5,987,559
3.01.01	Air transportation revenue – domestic	1,795,665	4,858,331	1,301,438	3,737,054
3.01.02	Air transportation revenue – international	906,476	2,294,105	625,912	1,759,416
3.01.03	Other operating sales and/or services revenues	259,346	679,961	175,942	491,089
3.02	Deductions	(109,699)	(296,624)	(84,168)	(246,085)
3.03	Net sales and/or services revenue	2,851,788	7,535,773	2,019,124	5,741,474
3.04	Cost of sales and/or services	(2,042,706)	(5,674,825)	(1,493,364)	(4,202,796)
3.04.01	Cost of services rendered	(2,042,706)	(5,674,825)	(1,493,364)	(4,202,796)
3.05	Gross profit	809,082	1,860,948	525,760	1,538,678
3.06	Operating expenses/income	(957,981)	(1,909,365)	(445,442)	(1,416,760)
3.06.01	Selling	(439,171)	(1,086,397)	(350,462)	(984,523)
3.06.02	General and administrative	(203,895)	(520,341)	(117,995)	(379,040)
3.06.02.01	Director´s Fees	(2,088)	(8,122)	(2,876)	(16,321)
3.06.02.02	Other expenses general and administrative	(201,807)	(512,219)	(115,119)	(362,719)
3.06.03	Financial	(296,546)	(275,849)	29,795	(30,214)
3.06.03.01	Financial income	412,508	919,596	228,671	388,603
3.06.03.02	Financial expenses	(709,054)	(1,195,445)	(198,876)	(418,817)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(18,369)	(26,778)	(6,780)	(22,983)
3.06.06	Equity in the earnings of subsidiaries	0	0	0	0

1 – Code	2 – Description	3 – 07/01/08 to 09/30/08	4 -01/01/08 to 09/30/08	5 - 07/01/07 to 09/30/07	6 - 01/01/07 to 09/30/07
3.07	Operating results	(148,899)	(48,417)	80,318	121,918
3.08	Non-operating results	(189)	10,565	1,114	7,762
3.08.01	Income	2,881	16,067	3,635	14,613
3.08.02	Expenses	(3,070)	(5,502)	(2,521)	(6,851)
3.09	Profit (loss) before taxes and profit sharing	(149,088)	(37,852)	81,432	129,680
3.10	Provision for income tax and social contribution	3,472	(59,212)	(28,879)	(49,556)
3.11	Deferred income tax	32,265	43,207	0	0
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income (loss) for the period	(113,351)	(53,857)	52,553	80,124
	Number of shares (thousand). excluding treasury stock	2,065	2,065	2,065	2,065
	Net income per share			25.44939	38.80079
	Loss income per share	(54.89153)	(26.08087)

Company name TRANSPORTES AÉREOS DEL MERCOSUR S.A.

18.01 - Statement of Operations of Subsidiary and Associated Companies (R$ thousand)

1 - Code	2 - Description	3 – 07/01/08 to 09/30/08	4 -01/01/08 to 09/30/08	5 - 07/01/07 to 09/30/07	6 - 01/01/07 to 09/30/07
3.01	Gross sales and/or services revenue	52,674	159,638	50,425	148,383
3.01.01	Air transportation revenue	41,494	128,213	41,160	124,557
3.01.02	Other operating revenue	11,180	31,425	9,265	23,826
3.02	Deductions	(209)	(570)	(216)	(1,411)
3.03	Net sales and/or services revenue	52,465	159,068	50,209	146,972
3.04	Cost of sales and/or services	(39,333)	(119,010)	(35,299)	(102,964)
3.04.01	Cost of services rendered	(39,333)	(119,010)	(35,299)	(102,964)
3.05	Gross profit	13,132	40,058	14,910	44,008
3.06	Operating expenses/income	(11,747)	(43,925)	(13,932)	(40,308)
3.06.01	Selling	(9,721)	(33,765)	(12,300)	(32,506)
3.06.02	General and administrative	(1,915)	(6,089)	(1,839)	(5,806)
3.06.02.01	Director´s Fees	(97)	(310)	(132)	(412)
3.06.02.02	Other expenses general and administrative	(1,818)	(5,779)	(1,707)	(5,394)
3.06.03	Financial. net	(111)	(4,071)	207	(1,996)
3.06.03.01	Financial income	3,494	8,279	1,281	3,451
3.06.03.02	Financial expenses	(3,605)	(12,350)	(1,074)	(5,447)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in the earnings of subsidiaries	0	0	0	0

1 - Code	2 - Description	3 – 07/01/08 to 09/30/08	4 -01/01/08 to 09/30/08	5 - 07/01/07 to 09/30/07	6 - 01/01/07 to 09/30/07
3.07	Operating results	1,385	(3,867)	978	3,700
3.08	Non-operating results	2,353	5,892	(1,411)	(2,079)
3.08.01	Income	248	543	929	3,772
3.08.02	Expenses	2,105	5,349	(2,340)	(5,851)
3.09	Profit (loss) before taxes and profit sharing	3,738	2,025	(433)	1,621
3.10	Provision for income tax and social contribution	0	0	0	0
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income (loss) for the period	3,738	2,025	(433)	1,621
	Number of shares (thousand). excluding treasury stock	88	88	88	88
	Net income per share	42.47727	23.01136		18.42045
	Loss income per share			(4.92045)

INDEX

GROUP	TABLE	DESCRIPTION	PAGE
01	01	Identification	1
01	02	Head Office	1
01	03	Investor Relations Officer (Company Mail Address)	1
01	04	General Information/Independent Accountant	1
01	05	Capital Composition	2
01	06	Characteristics of the Company	2
01	07	Companies Excluded from the Consolidated Financial information	2
01	08	Dividends Approved and/or Paid	2
01	09	Subscribed Capital and Alterations in the Current Year	3
01	10	Investor Relations Officer	3
02	01	Balance Sheet - Assets	4
02	02	Balance Sheet - Liabilities and Stockholders' Equity	5
03	01	Statement of Operations	6
04	01	Explanatory Notes	8
05	01	Comments on Performance in Quarter	57
06	01	Consolidated Balance Sheet – Assets	58
06	02	Consolidated Balance Sheet - Liabilities and Stockholders' Equity	59
07	01	Consolidated Statement of Operations	61
08	01	Comments on Consolidated Performance	63
09	01	Investments in Subsidiary and/or Associated Companies	74
10	01	Characteristics of Public or Private Issues of Debentures	75
16	01	Other Information Considered Relevant by the Company	76
17	01	Report on Limited Reviews - Without Exception	85
		TAM - Linhas Aéreas S.A.
18	01	Statement of Operations of Subsidiary and Associated Companies	87/88
		Transportes Aéreos Del Mercosur S.A.
18	01	Statement of Operations of Subsidiary and Associated Companies	89/90

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.